Exhibit 2.1

EXECUTION COPY

[***]        Material has been omitted pursuant to a request for confidential treatment and such material has been filed separately with the Securities and Exchange Commission. A series of three asterisks within brackets denotes omissions.

PURCHASE AND SALE AGREEMENT

by and between

Riverside Energy Center, LLC

and

Calpine Development Holdings, Inc.,

as Sellers,

and

Public Service Company of Colorado,

as Purchaser,

dated as of April 2, 2010

i

TABLE OF CONTENTS

(continued)

TABLE OF CONTENTS

(continued)

EXHIBITS

Exhibit A	Form of Assignment of Limited Liability Company Interests
Exhibit B	Form of Seller Guaranty

SCHEDULES

Schedule 1.01(a)	Adjusted Net Working Capital Calculations
Schedule 1.01(b)	Fall 2010 RMEC Outage Schedule and Scope
Schedule 1.01(c)	Post-Outage Operations Confirmation
Schedule 1.01(d)	Sellers’ and the Company’s Knowledge
Schedule 1.01(e)	Purchaser’s Knowledge
Schedule 1.01(f)	Permitted Liens
Schedule 3.03(c)	Seller Approvals
Schedule 3.04	Liens on Interests
Schedule 4.02	Conflicts; Consents and Approvals
Schedule 4.02(c)	Third Party Consents
Schedule 4.04	Litigation
Schedule 4.05(a)	Compliance with Laws
Schedule 4.05(b)(i)	Permits
Schedule 4.05(b)(ii)	Compliance with Permits
Schedule 4.06(a)	Material Contracts
Schedule 4.06(c)	Validity and Enforceability of Material Contracts
Schedule 4.07(a)(i)	Owned Real Property
Schedule 4.07(a)(ii)	Real Property Liens and Exceptions to Title
Schedule 4.07(a)(viii)	Pending Conditions or Obligations
Schedule 4.07(b)(i)	Material Non-Real Estate Assets
Schedule 4.07(b)(ii)	Material Non-Real Estate Assets Liens
Schedule 4.07(b)(iii)	Major Maintenance and Repair Records for Material Non-Real Estate Assets
Schedule 4.08(a)	Material Benefit Plans
Schedule 4.08(b)	Material Employment Practices and Arrangements
Schedule 4.09(a)	Labor and Employment Matters
Schedule 4.09(b)	Major Independent Contractors
Schedule 4.10	Environmental Matters
Schedule 4.11(i)	Insurance Policies
Schedule 4.11(ii)	Insurance Claims
Schedule 4.12(a)	Tax Returns
Schedule 4.12(b)	Tax Claims and Liens
Schedule 4.12(c)	Tax Liabilities
Schedule 4.13(a)	Intellectual Property
Schedule 4.13(b)	Material Licenses
Schedule 4.18	Liabilities
Schedule 4.19	Change in Circumstance
Schedule 5.03(c)	Purchaser Governmental Approvals
Schedule 5.09	Purchaser Knowledge of Breach
Schedule 6.02(a)	Conduct of Business Pending Closing
Schedule 6.06(c)	Interim Period Permits
Schedule 6.12	Support Obligations
Schedule 6.13	Terminated Services and Contracts
Schedule 6.14	Post-Closing Insurance Coverage

PURCHASE AND SALE AGREEMENT

This Purchase and Sale Agreement (this “Agreement”), dated as of April 2, 2010 (the “Execution Date”), is made and entered into by and among Calpine Development Holdings, Inc., a Delaware corporation (“Blue Spruce Seller”) and Riverside Energy Center, LLC, a Wisconsin limited liability company (“Rocky Mountain Seller”, and together with Blue Spruce Seller, each a “Seller” and collectively “Sellers”), and Public Service Company of Colorado, a Colorado corporation (“Purchaser”).

RECITALS

WHEREAS, Blue Spruce Seller owns 100% of the limited liability company interests (“Blue Spruce Interests”) of Blue Spruce Energy Center, LLC, a Delaware limited liability company (“Blue Spruce Company”);

WHEREAS, Rocky Mountain Seller owns 100% of the limited liability company interests (“Rocky Mountain Interests”, and collectively with the Blue Spruce Interests, the “Interests”) of Rocky Mountain Energy Center, LLC, a Delaware limited liability company (“Rocky Mountain Company”, and together with Blue Spruce Company, each a “Company” and collectively the “Companies”);

WHEREAS, the Companies are special purpose companies that own the Rocky Mountain Energy Center (“RMEC”), a natural gas combined cycle facility with a plant nominal winter capacity of 652 MW located in Keenesburg, CO, and Blue Spruce Energy Center (“BSEC” and RMEC, each a “Facility”, and collectively the “Facilities”), a nominal winter 310 MW natural gas simple cycle peaking facility located in Aurora, CO, respectively;

WHEREAS, Purchaser is the owner and operator of electric generation, transmission and distribution facilities through which it is engaged in the business of generating, transmitting and selling electric energy to the general public and at wholesale;

WHEREAS, Purchaser has been the tolling counterparty under the PPAs since commercial operation of the Facilities; and

WHEREAS, Sellers desire to sell to Purchaser, and Purchaser desires to purchase from Sellers, all of the Interests, as provided in this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the mutual promises made in this Agreement and of the mutual benefits to be derived from such promises, and for other good and valuable consideration, the receipt and sufficiency of which is acknowledged, the Parties to this Agreement, intending to be legally bound, agree as follows:

ARTICLE I
DEFINITIONS AND CONSTRUCTION

Section 1.01           Definitions.  For purposes of this Agreement, the following terms shall have the respective meanings set forth below:

“1933 Act” has the meaning set forth in Section 5.07.

“Adjusted Current Assets” means all “accounts receivable, trade” of the Companies, each determined in a manner consistent with the September 30, 2009, balance sheets of the Companies and in accordance with GAAP, consistently applied, as set forth on Schedule 1.01(a).

“Adjusted Current Liabilities” means all “accounts payable, trade and accrued liabilities (excluding accrued audit fees and accrued letter of credit fees)” of the Companies, each determined in a manner consistent with the September 30, 2009, balance sheets of the Companies and in accordance with GAAP, consistently applied, as set forth on Schedule 1.01(a).

“Adjusted Net Working Capital” means Adjusted Current Assets minus Adjusted Current Liabilities of the Companies, determined as of 11:59 pm on the day prior to the Closing Date, calculated as set forth on Schedule 1.01(a).

“Affected Employee” has the meaning set forth in Section 6.09(a).

“Affiliate” means any Person that directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with the Person specified. For purposes of this definition, control of a Person means the power, direct or indirect, to direct or cause the direction of the management and policies of such Person whether through ownership of voting securities or ownership interests, by contract or otherwise, and specifically with respect to a corporation, partnership, trust or limited liability company, means direct or indirect ownership of more than fifty percent (50%) of the voting securities in such corporation or of the voting interest in a partnership or limited liability company or of the beneficial interests in a trust.

“Agreement” has the meaning set forth in the introductory paragraph to this Agreement.

“Allocation Schedule” has the meaning set forth in Section 2.08.

“Anitrust Laws” means the HSR Act, the Sherman Antitrust Act of 1890, as amended, the Clayton Antitrust Act of 1914, as amended, the Federal Trade Commission Act of 1914, as amended, and any other federal or state statutes, rules, regulations, orders, decrees, administrative or judicial doctrines or other laws that prohibit, restrict or regulate actions that have the purpose or effect of monopolizing or restraining trade.

“Balance Sheet Date” has the meaning set forth in Section 4.17(a).

“Base Purchase Price” has the meaning set forth in Section 2.02(a).

“Benefit Plan” means: (a) each “employee benefit plan,” as such term is defined in Section 3(3) of ERISA, (b) each stock bonus, stock ownership, stock option, stock purchase, stock appreciation rights, phantom stock, or other equity plan (whether qualified or nonqualified), (c) each bonus, deferred compensation or incentive compensation plan, and (d) any other employee benefit plan, program, agreement or arrangement of any kind (including, any employment, consulting, retention, change in control or severance plan, policy, arrangement or agreement), in each case covering either current or former employees, officers or directors of the Company who are or were employed at or providing services in respect of the Facility, provided that the term “Benefit Plan” shall not include (1) routine employment policies and procedures, including wage, vacation, holiday, and sick or other leave policies, (2) workers compensation insurance, and (3) directors and officers liability insurance.

“Blue Spruce Company” has the meaning set forth in the recitals.

“Blue Spruce Credit Agreement” means that certain Credit Agreement dated as of February 1, 2008 by and among Blue Spruce Energy Center, LLC, Cobank, ACB, and Siemens Financial Services, Inc.

“Blue Spruce Interests” has the meaning set forth in the recitals.

“Blue Spruce Seller” has the meaning set forth in the introductory paragraph to this Agreement.

“Books and Records” means all files, documents, instruments, papers, books, reports, records, drawings, tapes, microfilms, photographs, letters, budgets, ledgers, journals, title policies, supplier lists, regulatory filings, operating data and plans, technical documentation (design specifications, functional requirements, operating instructions, logic manuals, flow charts, etc), user documentation (installation guides, user manuals, training materials, release notes, working papers, etc.), internal and external correspondence and other documents relating to the operation of the Facilities (including correspondence with contractors, customers, suppliers, vendors and the like), and other similar materials that, in all such cases, are primarily related to the business and the assets and the operations of the Companies, in whatever form (including electronic), but excluding (i) materials relating to this transaction and market and similar forecast information, and (ii) electronic correspondence and files stored on equipment and media which are not located at the Facilities at the Closing and are not material to the operation and ownership of the Companies following the Closing (“Excluded Electronic Records”).

“BSEC” has the meaning set forth in the recitals.

“BSEC 2007 Emissions Losses” means any and all Losses that arise out of, or result from, or otherwise relate to, the matters set forth under Section 4.10(b) of Schedule 4.10.

“Business Day” means a day other than Saturday, Sunday or any day on which banks located in the City of New York are authorized or obligated to close.

“Calpine Guarantees” mean (i) the Guaranty, dated May 11, 2001, by Calpine Corporation in favor of Purchaser, in connection with the performance by Blue Spruce Company under its PPA, and (ii) the Guaranty, dated May 11, 2001, by Calpine Corporation in favor of Purchaser, in connection with the performance by Rocky Mountain Company under its PPA.

“Change of Law” means the adoption, implementation, promulgation, repeal, modification or reinterpretation of any Law, order, protocol, practice or measure of or by any Governmental Authority, which occurs subsequent to the Execution Date.

“Charter Documents” means with respect to any Person, the certificate or articles of incorporation, organization or formation and by-laws, the limited partnership agreement, the partnership agreement or the operating or limited liability company agreement, equityholder agreements and/or other organizational and governance documents of such Person, including those that are required to be registered or kept in the place of incorporation, organization or formation of such Person and which establish the legal personality of such Person.

“Claim” means any demand, claim, action, legal proceeding (whether at law or in equity) or arbitration.

“Closing” has the meaning set forth in Section 2.03.

“Closing Date” means the date on which the Closing occurs.

“Code” means the Internal Revenue Code of 1986.

“Commonly Controlled Entity” means any trade or business, whether or not incorporated, that, together with the Company, would be a “single employer” within the meaning of Section 414(b) or (c) of the Code.

“Company” and “Companies” have the meaning set forth in the recitals.

“Confidentiality and Non-Disclosure Agreement” means that certain Confidentiality and Non-Disclosure Agreement, dated as of June 29, 2009, by and between Calpine Corporation and Purchaser.

“Contract” means any written contract, lease, license, evidence of indebtedness, mortgage, indenture, purchase order, binding bid, letter of credit, security agreement or other written and legally binding arrangement.

“CPUC” means the Colorado Public Utilities Commission.

“Credit Agreements” mean the Blue Spruce Credit Agreement, the Rocky Mountain Credit Agreement, and any other credit agreement or agreements to which either of the Companies is a party or by which it is bound or to which any of its assets or securities are subject.

“Debt” of any specified Person means: (a) any and all liabilities and obligations of any Person (i) for borrowed money (including the current portion thereof), (ii) under or related to any reimbursement obligation relating to a letter of credit, bankers’ acceptance or note purchase facility, (iii) evidenced by a bond, note, debenture or similar instrument (including a purchase money obligation), (iv) for the payment of money relating to a lease or instrument that is required to be classified as a capitalized/finance lease obligation in accordance with GAAP, (v) for all or any part of the deferred purchase price of property or services (other than non-Affiliate trade payables), (vi) under or related to any agreement that is an interest rate swap agreement, basis swap, forward rate agreement, commodity swap, commodity option, equity or equity index swap or option, bond option, interest rate option, forward foreign exchange agreement, rate cap, collar or floor agreement, currency swap agreement, cross-currency rate swap agreement, currency option or other similar agreement (including any option to enter into any of the foregoing), and (vii) audit fees, and (b) any and all liabilities and obligations of others described in the preceding clause (a) that such Person has guaranteed or that is recourse to such Person or any of its assets or that is otherwise its legal liability or that is secured in whole or in part by the assets of such Person.  For purposes of this Agreement, Debt shall include any and all accrued interest, success fees, prepayment premiums, make-whole premiums or penalties, and fees or expenses (including, without limitation, attorneys’ fees) associated with any Debt.

“Discovery Work” means maintenance and repair work that is identified in the course of completing the work contemplated by the Fall 2010 RMEC Outage Schedule and Scope but was not contemplated by the Fall 2010 RMEC Outage Schedule and Scope and, should, in accordance with Good Industry Practices, be completed before the next major outage for RMEC gas turbine unit #2.

“Disproportionate Impact” has the meaning set forth in the definition of Material Adverse Effect.

“Due Diligence Information” means the information provided or made available to Purchaser or its Representatives, shareholders, Affiliates or agents, including, without limitation, any information, document, or material provided or made available, or statements made, to Purchaser (including its Representatives, shareholders, Affiliates or agents) during site or office visits, in any “data rooms” (virtual or otherwise), management presentations, “break-out” discussions, in responses to questions submitted by or on behalf of Purchaser (including its Representatives, shareholders, Affiliates or agents), whether orally or in writing, or in any supplemental due diligence information provided to Purchaser (including its Representatives, shareholders, Affiliates or agents), in connection with discussions with management or in any other form in expectation of the transactions contemplated by this Agreement.

“Environmental Law” means any applicable federal, state or local law, statute, ordinance, rule, regulation, permit or order of any Governmental Authority relating to (a) the protection, preservation or restoration of the environment (including air, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource), or (b) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of Hazardous Substances, in each case as in effect at the Execution Date.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Essential Discovery Work” means Discovery Work that, under Good Industry Practices, should be completed before RMEC gas turbine unit #2 is placed back into service in order to avoid a potentially hazardous or dangerous condition.

“Estimated Purchase Price” has the meaning set forth in Section 2.05(a).

“Execution Date” has the meaning set forth in the introductory paragraph to this Agreement.

“Facility” and “Facilities” have the meaning set forth in the recitals.

“Fall 2010 RMEC Outage Schedule and Scope” means the work plan, schedule and scope attached hereto as Schedule 1.01(b) for the Fall 2010 RMEC Outage Work, as such schedule may be amended by Sellers with Purchaser’s consent (not to be unreasonably withheld).

“Fall 2010 RMEC Outage Work” means the maintenance and repair work contemplated by the Fall 2010 RMEC Outage Schedule and Scope, and all related, post-outage operations confirmation in accordance with Schedule 1.01(c), as such schedule may be amended by Sellers with Purchaser’s consent (not to be unreasonably withheld), as well as any Discovery Work that must also be completed prior to the conclusion of the outage as set forth in Section 6.16(c).  It is anticipated that the maintenance and repair work will commence on or about [***], and continue for approximately [***] thereafter, and that the post-outage operations confirmation will commence upon completion of the outage and continue for another approximately [***] thereafter.

“Federal Power Act” means the Federal Power Act, as amended.

“FERC” means the Federal Energy Regulatory Commission, or any successor agency.

“Final Purchase Price” has the meaning set forth in Section 2.06(c).

“Financial Statements” has the meaning set forth in Section 4.17.

“GAAP” means generally accepted accounting principles in the United States of America.

“Good Industry Practices” means, with respect to the Facilities, any of the practices, methods and acts generally engaged in or approved by a significant portion of the electric power generation industry during the relevant time period that, in the exercise of reasonable judgment in light of the applicable manufacturer’s recommendations and the facts known or that reasonably should have been known at the time the decision was made, would reasonably have been expected to accomplish the desired result at a reasonable cost consistent with good business practices, reliability, safety and expedition.  Good Industry Practices are intended to consist of practices, methods or acts generally accepted in the region where the Facilities are located, and are not intended to be limited to optimum practices, methods or acts to the exclusion of all others.

“Governmental Authority” means any court, tribunal, arbitrator, authority, agency, commission, official or other instrumentality of the United States or any state, county, city or other political subdivision or similar governing entity, and including any governmental, quasi—governmental or non-governmental body administering, regulating or having general oversight over gas, electricity, power or other markets, including, without limitation, NERC and WECC.

“Hazardous Substance” means any substance presently listed, defined or classified as a pollutant, contaminant, hazardous substance, toxic substance, hazardous waste, solid waste or special waste under any applicable Environmental Law, including, without limitation, asbestos, mold, petroleum or any fraction of petroleum, polychlorinated biphenyls, or urea formaldehyde foam insulation.

“HSR Act” means the Hart-Scott Rodino Antitrust Improvements Act of 1976, as amended.

“Indemnified Party” has the meaning set forth in Section 9.04.

“Indemnifying Party” has the meaning set forth in Section 9.04.

“Independent Accounting Firm” means a nationally recognized accounting firm that is not the principal accounting firm of either Purchaser or either Seller, as agreed to between the Parties.

“Independent Engineer” means Worley Parsons or, if such firm is unable or unwilling to promptly serve as Independent Engineer, URS Corporation or, if both such firms are unable or unwilling to promptly serve as Independent Engineer, such other nationally recognized engineering firm that is reasonably acceptable to the Parties.

“Intellectual Property” has the meaning set forth in Section 4.13.

“Interest Rate” means the prime per annum rate of interest as published from time to time by The Wall Street Journal.

“Interests” has the meaning set forth in the recitals.

“Interim Period” means the period of time from the Execution Date until the Closing Date or termination of this Agreement.

“Knowledge” means, (i) in the case of Sellers or the Companies, the actual knowledge (as opposed to any constructive or imputed knowledge) of the individuals listed on Schedule 1.01(d) after due inquiry, and (ii) in the case of Purchaser, the actual knowledge (as opposed to any constructive or imputed knowledge) of the individuals listed on Schedule 1.01(e) after due inquiry.

“Laws” means all laws, statutes, rules, regulations, ordinances and other pronouncements having the effect of law of any Governmental Authority.

“Lien” means any security interest, pledge, mortgage, lien, charge, encumbrance, conditional sale agreement, title retention contract, right of first refusal, option to purchase, proxy, voting trust or voting agreement or any similar interest.

“Losses” means any and all judgments, losses, liabilities, amounts paid in settlement, damages, fines, penalties, deficiencies, losses and expenses (including interest, court costs, reasonable fees of attorneys, accountants and other experts or other reasonable expenses of litigation or other proceedings or of any Claim, default or assessment).

“Material Adverse Effect” means any change, event or effect occurring on or after the date hereof that, individually or in the aggregate, is materially adverse to the assets, operations, business, or properties of the Facilities or the Companies, taken as a whole,  except for any such change, event or effect resulting from or arising out of (a) changes in economic or financial conditions generally or in the electric generating, transmission or distribution industries, whether national, regional or state, that do not have a disproportionate impact on the Facilities or the Companies as compared to similar facilities or their owners in the regions in which the Facilities are located (a “Disproportionate Impact”); (b) changes in the national, regional or state wholesale or retail markets for electric power or fuel supply or transportation, including those due to actions by competitors, that do not have a Disproportionate Impact; (c) any acts of war or terrorism that do not have a Disproportionate Impact; (d) changes in the North American, national, regional, or state transmission or distribution systems that do not have a Disproportionate Impact, or any change in any way relating to Purchaser’s electric transmission or distribution systems; (e) strikes, work stoppages or other labor disturbances that do not occur at the Facilities; (f) increases in the costs of commodities or supplies, including fuel, that do not have a Disproportionate Impact; (g) effects of weather or meteorological events that do not have a Disproportionate Impact; (h) any change in GAAP or Change of Law (including but not limited to changes in regulatory policy and any such change relating to climate change, renewables or the environment); (i) any judgment, order or decree, including but not limited to any such change, judgment, order or decree relating to climate change, renewables or the environment, that does not have a Disproportionate Impact; (j) changes or adverse conditions in the securities markets, including those relating to debt financing; (k) any adverse change or effect attributable to the execution, delivery or pendency of this Agreement or the consummation of the transactions contemplated hereby or the announcement of any of the aforementioned matters set forth in this clause (k), including but not limited to any decrease in customer demand, any reduction in revenues, any disruption in supplier or similar relationships, or any loss of employees; and (l) any actions taken or to be taken pursuant to this Agreement or any other action of, or omission by, Purchaser or any of its Affiliates (including, without limitation, any default by Purchaser under the PPAs).

“Material Contracts” has the meaning set forth in Section 4.06(a).

“Material Non-Real Estate Assets” has the meaning set forth in Section 4.07(b)(i).

“NERC” means North American Electric Reliability Corporation and any successor.

“Operator” means Calpine Operating Services Company, Inc.

“Operator Facility Employees” means the employees employed full time or part-time by the Operator at the Facilities, including all employees (both active and inactive, who are receiving disability pay of any kind).

“Ordinary Course” means the ordinary and normal course of each Company’s conduct of business consistent with past practice employed by such Company.

“Owned Real Property” has the meaning set forth in Section 4.07(a).

“Party” or “Parties” means Purchaser, on the one hand, and Sellers, on the other hand, provided that when the context dictates, such terms shall include the Companies.

“Permits” has the meaning set forth in Section 4.05(b).

“Permitted Liens” means (a) mechanic’s, materialmen’s, workmen’s, repairmen’s and similar Liens arising in the Ordinary Course with respect to any amounts not yet due and payable or which (i) are being contested in good faith through appropriate proceedings or (ii) have been bonded, provided that, in either case, the applicable property will not be subject to forfeiture or sale during the pendency of any such proceeding, (b) Liens for Taxes not yet due and payable or which are being contested in good faith through appropriate proceedings, provided that no portion of the Facilities or the Owned Real Property will be subject to sale or forfeiture during the pendency of such proceedings, (c) purchase money Liens securing obligations not yet due and payable, and Liens securing rental payments not yet due and payable under capital lease arrangements, arising in each case in the Ordinary Course, (d) pledges or deposits under workers’ compensation legislation, unemployment insurance Laws or similar Laws, (e) good faith deposits in connection with bids, tenders or contracts, including rent security deposits, (f) pledges or deposits to secure public or statutory obligations or appeal bonds, (g) Liens arising by operation of applicable Law securing amounts not yet due and payable arising in the Ordinary Course, (h) Liens and other matters disclosed on Schedule 1.01(f) hereto and (i) such imperfections of title, easements, encumbrances, restrictions or other Liens that, individually or in the aggregate, do not materially affect the current or future value or use of the Companies’ assets in a manner consistent with past practice.

“Person” means any natural person, corporation, general partnership, limited partnership, limited liability company, proprietorship, other business organization, trust, union, association or Governmental Authority.

“Post-Closing Adjustment” has the meaning set forth in Section 2.06(a).

“Post-Closing Straddle Period” has the meaning set forth in Section 6.03(e).

“PPA Termination Instruments” means such instruments, reasonably acceptable to the Parties, necessary to terminate the PPAs effective as of the Closing Date.

“PPAs” means the Power Purchase Agreement, dated January 26, 2001, between Blue Spruce Company and Purchaser, as amended from time to time, and the Power Purchase Agreement, dated March 9, 2001, between Rocky Mountain Company and Purchaser, as amended from time to time.

“Pre-Closing Straddle Period” has the meaning set forth in Section 6.03(e).

“Pre-Closing Tax Period” means any Tax period ending on or before the Closing Date.

“Purchaser” has the meaning set forth in the introductory paragraph to this Agreement.

“Purchaser Governmental Approvals” has the meaning set forth in Section 5.03(c).

“Representatives” means the officers, directors, managers, employees, counsel, accountants, financial advisers or consultants of a Person.

“RMEC” has the meaning set forth in the recitals.

“RMEC Outage Work Period” means the period of time required to complete the Fall 2010 RMEC Outage Work as set forth in the Fall 2010 RMEC Outage Schedule and Scope.

“Rocky Mountain Company” has the meaning set forth in the recitals.

“Rocky Mountain Credit Agreement” means that certain Credit Agreement, dated as of June 24, 2004 by and among Rocky Mountain Energy Center, LLC, Credit Suisse First Boston, Union Bank of California, N.A., Cobank ACB and the financial institutions listed on Exhibit H therein.

“Rocky Mountain Interests” has the meaning set forth in the recitals.

“Rocky Mountain Seller” has the meaning set forth in the introductory paragraph to this Agreement.

“Schedule” or “Schedules” means one or more of the disclosure schedules attached hereto.

“Seller” and “Sellers” have the meaning set forth in the introductory paragraph to this Agreement.

“Seller Guarantor” means Calpine Corporation, a Delaware corporation.

“Seller Guaranty” has the meaning provided in Section 2.04(f).

“Seller Approvals” has the meaning set forth in Section 3.03(c).

“Sellers’ Additional Maintenance and Repair Work Notice” has the meaning set forth in Section 6.16(c).

“Sellers’ Incomplete Discovery Work Notice” has the meaning set forth in Section 6.16(d)(ii).

“Sellers’ Marks” has the meaning set forth in Section 6.11.

“Specified Representations” have the meaning set forth in Section 9.02(c).

“Straddle Period” has the meaning set forth in Section 6.03(e).

“Subsidiary” means, with respect to any Person, any corporation or other organization, whether incorporated or unincorporated, of which such Person or any Subsidiaries of such Person owns, directly or indirectly, more than fifty percent (50%) of the stock or other equity interest, or controls more than fifty percent (50%) of the voting power entitled (x) to vote on the election of members to the board of directors or similar governing body or (y) to manage the business of such Person.

“Supplemental Disclosure” has the meaning set forth in Section 10.4.

“Surface Use Agreement Losses” means any and all Losses that arise out of, or result from, or otherwise relate to, any breach by [***] of any of the provisions of, or any default by [***] on the performance or other satisfaction of any of its obligations under, the Surface Use Agreement dated [***], by and among [***] as supplemented by the letter dated April 18, 2002, by [***], which was agreed to and accepted by [***] on [***].

“Surviving Credit Agreement Indemnities” means indemnification and other obligations of the borrowers under the Credit Agreements that will survive the payoff of the debt thereunder and the Closing.

“Tax” or “Taxes” means any foreign, United States federal, state or local net income, alternative or add-on minimum tax, gross income, gross receipts, sales, use, ad valorem, personal property (tangible and intangible), real property (including general and special assessments), value added, transfer, franchise, profits, license, withholding, payroll, employment, excise, severance, stamp, occupation, premium, environmental or windfall profit tax, custom, duty or other tax, governmental fee or other like assessment or charge of any kind whatsoever, together with any interest, penalty or addition thereto.

“Tax Proceeding” has the meaning set forth in Section 6.03(b).

“Tax Returns” means any return, report or similar statement required to be filed with respect to any Taxes, including any information return, claim for refund, amended return and declaration of estimated Tax.

“Taxing Authority” means, with respect to any Tax, the governmental entity or political subdivision thereof that imposes such Tax, and the agency (if any) charged with the collection of such Tax for such entity or subdivision.

“Termination Date” has the meaning set forth in Section 8.01(b)(i).

“Title Evidence” has the meaning set forth in Section 6.15.

“Transfer Taxes” means all transfer, sales, use, goods and services, value added, documentary, recording, stamp duty, gross receipts, excise, and conveyance Taxes and other similar Taxes, duties, fees or charges.

“Unaudited Balance Sheet” has the meaning set forth in Section 4.17(a).

“Unaudited Financial Statements” has the meaning set forth in Section 4.17(a).

“WECC” means Western Electricity Coordinating Council and any successor.

Section 1.02           Construction.

(a)           All Article, Section, Subsection, Schedule and Exhibit references used in this Agreement are to Articles, Sections, Subsections, Schedules and Exhibits to this Agreement unless otherwise specified.  The Exhibits and Schedules attached to this Agreement constitute a part of this Agreement and are incorporated herein for all purposes, provided that, in the event of any conflict between any of the provisions of such Exhibits or Schedules and any of the provisions of this Agreement, the provisions of this Agreement shall control.

(b)           If a term is defined as one part of speech (such as a noun), it shall have a corresponding meaning when used as another part of speech (such as a verb).  Unless the context of this Agreement clearly requires otherwise, words importing the masculine gender shall include the feminine and neutral genders and vice versa. The words “includes” or “including” shall mean “includes without limitation” or “including without limitation,” the words “hereof,” “hereby,” “herein,” “hereunder” and similar terms in this Agreement shall refer to this Agreement as a whole and not any particular Section or Article in which such words appear and any reference to a Law shall include any amendment thereof or any successor thereto and any rules and regulations promulgated thereunder.  Currency amounts referenced herein are in U.S. Dollars.

(c)           Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified. Whenever any action must be taken hereunder on or by a day that is not a Business Day, then such action may be validly taken on or by the next day that is a Business Day.

(d)           Sellers may, at their option, include in the Schedules items that are not material, and any such inclusion, or any references to dollar amounts, shall not be deemed to be an acknowledgment or representation that such items are material or would cause a Material Adverse Effect, to establish any standard of materiality or to define further the meaning of such terms for purposes of this Agreement.  Information disclosed in each Schedule shall be deemed to be disclosed in each other Schedule hereto to the extent the applicability of such information on other Schedules is reasonably apparent.

(e)           Each Party acknowledges that it and its attorneys have been given an equal opportunity to negotiate the terms and conditions of this Agreement and that in the event an ambiguity of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption shall arise favoring any Party by virtue of the authorship of any provisions of this Agreement.

ARTICLE II
PURCHASE AND SALE AND CLOSING

Section 2.01           Purchase and Sale.  On the terms and subject to the conditions set forth in this Agreement, Purchaser shall purchase from Sellers, and Sellers shall sell to Purchaser, the Interests in the Companies.

Section 2.02           Purchase Price.

(a)           The aggregate base purchase price to be paid by Purchaser to Sellers shall be $739,000,000 (the “Base Purchase Price”).

(b)           In addition to any other adjustments referenced in this Section 2.02, the Base Purchase Price will be increased or decreased, as the case may be, to the extent that the amount of Adjusted Net Working Capital as of the Closing is greater or less, respectively, than zero dollars ($0).  The Base Purchase Price is also subject to such adjustments as may occur under the provisions of Section 2.06 following the Closing.

Section 2.03           Closing.  The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of White & Case LLP, 1155 Avenue of the Americas, New York, New York 10036 at 10:00 A.M. local time, on the second Business Day after the conditions to the Closing set forth in Article VII (other than actions to be taken or items to be delivered at the Closing) have been satisfied or waived by the applicable Party or Parties, or on such other date and at such other time and place as the applicable Parties mutually agree in writing, but not earlier than December 1, 2010.  All actions listed in Section 2.04 or Section 2.05 that occur on the Closing Date shall be deemed to occur simultaneously at the Closing.  Subject to the provisions of Article VIII, failure to consummate the transactions provided for in this Agreement on the date determined pursuant to this Section 2.03 will not result in the termination of this Agreement and will not relieve any Party of any obligation under this Agreement.

Section 2.04           Closing Deliveries by Sellers to Purchaser.  At the Closing, Sellers shall deliver, or shall cause to be delivered, to Purchaser the following:

(a)           an assignment of the Interests being transferred by each Seller, substantially in the form attached hereto as Exhibit A together with such documents endorsed for transfer or executed in blank as are necessary to transfer such Interests;

(b)           the certificate described in Section 7.02(c);

(c)           an affidavit dated as of the Closing Date, in the form required by Treasury Regulations Section 1.1445-2(b)(2) and signed under penalties of perjury, stating that each Seller (or, in the case of a Seller that is a disregarded entity, its owner for federal income Tax purposes) is not a foreign person (within the meaning of Section 1445 of the Code);

(d)           Books and Records of the Companies (at Closing or as soon as reasonably practical thereafter) regardless of whether held at the Facilities or held by an affiliate of the Companies which may be made available at the Facilities;

(e)           evidence reasonably satisfactory to Purchaser that all Liens arising under the Credit Agreements on the Interests and the assets or properties of the Companies have been terminated as of the Closing;

(f)            a guaranty (the “Seller Guaranty”) by the Seller Guarantor of the obligations of Sellers under this Agreement in the form attached hereto as Exhibit B;

(g)           appropriate termination statements under the Uniform Commercial Code, and such other documents and instruments (including consents and waivers) as may be reasonably requested by Purchaser, evidencing (i) the repayment and otherwise complete satisfaction of all Debt for borrowed money of the Companies and (ii) the extinguishment or termination of (1) all security interests (other than Permitted Liens) in the assets of the Companies and (2) the contractual rights of lenders that may affect the business and operations of the Companies or the continuation or termination of the existence of the Companies, including the rights of lenders under the Rocky Mountain Credit Agreement that might otherwise limit in any way Purchaser’s ability to independently and unilaterally (a) operate or direct the operation of the business and affairs of the Rocky Mountain Company (including the ability to amend or terminate the Third Amended and Restated Limited Liability Company Operating Agreement of the Rocky Mountain Company dated June 24, 2004) and (b) determine the continuation and termination of the Rocky Mountain Company’s existence (including the termination of its existence by liquidation and dissolution, merger or otherwise) and the disposition of its assets; and

(h)           the PPA Termination Instruments and such instruments as are reasonably requested by Sellers to terminate the Calpine Guarantees and letters of credit posted thereunder.

Section 2.05           Closing Deliveries by Purchaser to Sellers.  At the Closing, Purchaser shall deliver, or shall cause to be delivered, to Sellers the following:

(a)           wire transfers of immediately available funds (to such account or accounts as Sellers shall have designated to Purchaser at least two (2) Business Days prior to the Closing Date) in an aggregate amount equal to the Base Purchase Price as adjusted pursuant to Section 2.02, as estimated in good faith by Sellers (the “Estimated Purchase Price”).  Sellers shall deliver a calculation of the Estimated Purchase Price in writing to Purchaser at least two (2) Business Days prior to the Closing Date and shall attach to the calculation of the Estimated Purchase Price a schedule showing the estimated adjustment to the Base Purchase Price pursuant to Section 2.02; and

(b)           the certificate described in Section 7.03(c); and

(c)           the PPA Termination Instruments and such instruments as are reasonably required by Sellers to terminate the Calpine Guarantees and letters of credit posted thereunder.

Section 2.06           Post-Closing Adjustment.

(a)           As soon as practicable after the Closing, but no later than ninety (90) days after the delivery of the financial Books and Records pursuant to Section 2.04(d) which will enable Purchaser to perform said calculation, Purchaser shall determine the actual adjustment to the Base Purchase Price, pursuant to Section 2.02(b).  Sellers and Purchaser shall cooperate and provide each other access to their respective books and records (and those of the Companies) as are reasonably requested in connection with the matters addressed in this Section 2.06.  Purchaser shall provide Sellers with written notice of such determination, along with reasonable supporting information (the “Post-Closing Adjustment”).

(b)           If Sellers object to any determinations set forth in the Post-Closing Adjustment, then Sellers shall provide Purchaser written notice thereof within ten (10) Business Days after receiving the Post-Closing Adjustment, together with a reasonably detailed explanation of the nature and bases of such objections.  If Sellers and Purchaser are unable to agree on the adjustment to the Base Purchase Price, pursuant to Section 2.02(b) within thirty (30) days after Purchaser’s receipt of Sellers’ objection to the Post-Closing Adjustment, Purchaser and Sellers shall refer such dispute to the Independent Accounting Firm which firm shall make a final and binding determination as to all such matters in dispute relating to adjustment to the Base Purchase Price (and only such matters) on a timely basis and promptly shall notify Purchaser and such Sellers in writing of its resolution.  Such firm shall not have the power to modify or amend any term or provision of this Agreement.  Each of Purchaser and Sellers shall bear and pay one-half of the fees and other costs charged by such accounting firm.

(c)           If the Base Purchase Price pursuant to Section 2.02(a), as adjusted, using such actual values (as agreed or determined by the Independent Accounting Firm) (the “Final Purchase Price”) is greater than the Estimated Purchase Price, then Purchaser shall pay Sellers within five (5) Business Days after such actual values are agreed or determined, by wire transfer of immediately available funds, an amount equal to the difference between the Final Purchase Price and the Estimated Purchase Price plus interest thereon at the Interest Rate from the Closing Date through and including the date of such payment.  If the Final Purchase Price is less than the Estimated Purchase Price, then Sellers shall pay Purchaser within five (5) Business Days after such actual values are agreed or determined, by wire transfer of immediately available funds, an amount equal to the difference between the Estimated Purchase Price and the Final Purchase Price plus interest thereon at the Interest Rate from the Closing Date through and including the date of such payment.  In each case, the recipient Party or Parties, as applicable, shall designate the account or accounts to which such payments are to be made at least two (2) Business Days prior to the date such payments are due.

Section 2.07           Closing Date Cash.  On or prior to the Closing Date, Sellers shall be permitted to transfer, to themselves or their designees, all of the cash and cash equivalents (including, without limitation, restricted cash) of the Companies, without any adjustment to the Base Purchase Price.

Section 2.08           Purchase Price Allocation.  The Final Purchase Price, plus the amount of the Companies’ liabilities included in the amount realized on the sale of the Companies’ assets for federal income Tax purposes, shall be allocated among the assets of the Companies in accordance with Section 1060 of the Code and the applicable Treasury Regulations promulgated thereunder.  Purchaser shall prepare and deliver to Sellers an allocation schedule setting forth Purchaser’s determination of the allocation (the “Allocation Schedule”) within ninety (90) days after the Execution Date.  Sellers shall have fifteen (15) days to review the Allocation Schedule and either notify Purchaser that they are in agreement with such Allocation Schedule or deliver, in writing, any objections that they may have with respect thereto.  If Sellers notifies Purchaser that they disagree with any aspect of the Allocation Schedule, Purchaser and Sellers shall work together in good faith to resolve any such disagreement.  If any dispute regarding the Allocation Schedule remains unresolved after forty five (45) days following Purchaser’s delivery of such Allocation Schedule to Sellers, then such disagreement shall be immediately submitted to the Independent Accounting Firm, which shall be instructed to resolve such disagreement within thirty (30) days after such disagreement is submitted to it for resolution and shall notify Purchaser and Sellers in writing of its resolution.  The Independent Accounting Firm’s resolution of the disagreement shall be final and binding on Purchaser and Sellers.  Purchaser and Sellers shall file all Tax Returns (including IRS Form 8594) in a manner consistent with the agreed upon or final Allocation Schedule and neither Purchaser nor Sellers shall take any position (whether in Tax Proceedings, on Tax Returns, or otherwise) that is inconsistent with such Allocation Schedule except as may be adjusted by subsequent agreement following an audit by the Internal Revenue Service or by court decision.  In the event the Base Purchase Price is adjusted pursuant to Section 2.06 or Article IX, Purchaser shall promptly prepare and deliver to Sellers an updated Allocation Schedule reflecting such adjustment, and any Sellers’ disagreement with such adjustment shall be resolved in the same manner as a disagreement over the original Allocation Schedule.  If incurred, any fees and expenses of the Independent Accounting Firm shall be borne fifty percent (50%) by Purchaser and fifty percent (50%) by Sellers.

ARTICLE III
REPRESENTATIONS AND WARRANTIES REGARDING SELLERS

Each Seller hereby severally represents and warrants to Purchaser that:

Section 3.01           Organization and Qualification.  Such Seller is a limited liability company duly formed or a corporation duly incorporated, validly existing and in good standing under the laws of the jurisdiction of its organization.  Such Seller is duly qualified or licensed to do business in each other jurisdiction where the actions required to be performed by it under this Agreement makes such qualification or licensing necessary, except in those jurisdictions where the failure to be so qualified or licensed would not have a Material Adverse Effect.

Section 3.02           Authority.  Such Seller has all requisite company or corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby.  The execution and delivery by such Seller of this Agreement, and the performance by such Seller of its obligations hereunder, have been duly and validly authorized by all necessary limited liability company or corporate action on the part of such Seller.  This Agreement has been duly and validly executed and delivered by such Seller and constitutes the legal, valid and binding obligation of such Seller enforceable against such Seller in accordance with its terms, except as the same may be limited by bankruptcy, insolvency, reorganization, arrangement, moratorium or other similar Laws relating to or affecting the rights of creditors generally, or by general equitable principles regardless of whether considered in a proceeding at law or in equity.

Section 3.03           No Conflicts; Consents and Approvals.  The execution and delivery by such Seller of this Agreement does not, and the performance by such Seller of its obligations under this Agreement and the consummation of the transactions contemplated hereby will not:

(a)           conflict with or result in a violation or breach of any of the terms, conditions or provisions of the Charter Documents of such Seller;

(b)          materially violate or result in a material default (or give rise to any right of termination, cancellation or acceleration) under any material Contract to which such Seller is a party, or require any notice under any material Contract to which such Seller is a party or by which it is bound or to which any of its assets is subject (or result in the imposition of any Lien (other than a Permitted Lien) upon any of the assets of the Facilities; and

(c)           assuming all required filings, approvals, consents, authorizations and notices set forth on Schedule 3.03(c) (collectively, “Seller Approvals”) have been made, obtained or given, (i) materially violate or materially breach any material Law or writ, judgment, order or decree applicable to such Seller (ii) require any consent or approval of any Governmental Authority under any material applicable Law applicable to such Seller or (iii) require the material consent or material approval of any third party (other than a Governmental Authority) under a material Contract.

Section 3.04           Ownership of Interests.  Rocky Mountain Seller owns 100% of the equity interest in Rocky Mountain Company, and Blue Spruce Seller owns 100% of the equity interests in Blue Spruce Company.  Each Seller owns its interests in the applicable Company directly and free and clear of all Liens other than those arising pursuant to this Agreement or applicable securities laws or as set forth in Schedule 3.04.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES REGARDING THE COMPANIES

Each Seller hereby represents and warrants to Purchaser, with respect to itself and the Company owned by it, that:

Section 4.01           Organization and Qualification.  Such Company is a limited liability company duly formed, validly existing and in good standing under the laws of the State of Delaware.  Such Company has the requisite limited liability company power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being conducted.  Such Company is qualified to transact business and is in good standing in each jurisdiction in which the properties owned, leased or operated by it or the nature of the business conducted by it makes such qualification necessary, unless the failure to be so qualified would not have a Material Adverse Effect.

Section 4.02           No Conflicts; Consents and Approvals.  Except as set forth on Schedule 4.02, the execution and delivery by Sellers of this Agreement does not, and the performance by Sellers of their obligations under this Agreement and the consummation of the transactions contemplated hereby will not:

(a)           conflict with or result in a violation or breach of any of the terms, conditions or provisions of the Charter Documents of the applicable Company;

(b)          materially violate or result in a material default (or give rise to any right of termination, cancellation or acceleration) under any Material Contract, or require any notice under any Material Contract to which such Company is a party or by which it is bound or to which any of its assets is subject or result in the imposition of any Lien (other than a Permitted Lien) upon any of the assets of the applicable Facility; and

(c)           assuming all the Seller Approvals have been made, obtained or given, (i) materially violate or materially breach any material Law or writ, judgment, order or decree applicable to such Company (ii) require any consent or approval of any Governmental Authority under any material Law applicable to such

Company or (iii) require the material consent or material approval of any third party (other than a Governmental Authority), under any Material Contract except as set forth in Schedule 4.02(c).

Section 4.03           Subsidiaries; No Other Business.  Each Company does not own equity interests in any Person and has not conducted any business other than activities incidental to its ownership and operation of the applicable Facility.

Section 4.04           Litigation.  Except as disclosed on Schedule 4.04, as of the date hereof there are no material Claims pending or, to the Knowledge of Sellers, overtly threatened against either of Sellers, either of the Companies or either of the Facilities (or any of the assets of either of the Facilities, including the Owned Real Property) before any Governmental Authority or any arbitrator.  Except as disclosed on Schedule 4.04, there are no material outstanding judicial orders or judgments to which either of Sellers or either of the Companies is subject or by which either of Sellers, either of the Companies or either of the Facilities (or any assets of either of the Facilities, including the Owned Real Property) are bound.

Section 4.05           Compliance with Laws; Permits.

(a)           Except (i) as disclosed on Schedule 4.05(a) and (ii) with respect to Environmental Laws (as to which certain representations and warranties are set forth in Section 4.10) and laws relating to Taxes (as to which certain representations and warranties are set forth in Section 4.12), such Company is not, and the operation of such Facility is not, in material violation of any material Law, and the Facilities and the Owned Real Property are operating in compliance in all materials respects with applicable Laws.

(b)           (i) Schedule 4.05(b)(i) sets forth the material permits, licenses, franchises, variances, exemptions, orders and other authorizations, consents and approvals from Governmental Authorities (“Permits”), which relate to the operation of the Facilities or any assets that are used or held by Sellers or any of their Affiliates in connection with operation of the Facilities, and the holder thereof.  (ii) Except as set forth on Schedule 4.05(b)(ii), such Company holds, and is in compliance in all material respects with, all Permits currently required to be held by such Company under applicable Law for the operation of its business, and is not in material violation of the terms of any Permits, and there is no material pending governmental proceeding or, to the Knowledge of Sellers, any overt threat by any Governmental Authority to cancel, modify, or fail to renew any Permit, other than modifications to the Companies’ authorizations from FERC to sell electric energy, capacity and certain ancillary services at market-based rates of general applicability to similarly-situated sellers.

Section 4.06           Contracts.

(a)           Excluding Contracts with respect to which the applicable Company will not be bound or have liability after the Closing, Schedule 4.06(a) sets forth a list as of the date of this Agreement of all Contracts requiring payments, either individually or in the aggregate, in excess of two hundred fifty thousand dollars ($250,000) per annum and which will be in effect, or as to which such Company will have obligations, after the Closing (collectively, “Material Contracts”).

(b)           The applicable Company has provided Purchaser with copies of, or access to, true and complete copies of all Material Contracts.

(c)           Except as set forth on Schedule 4.06(c) hereto, each Material Contract is a legal, valid and binding obligation of the applicable Company and, to the Knowledge of Sellers, the other parties thereto, enforceable against such Seller or such Company, as applicable,  and, to the Knowledge of Sellers, the other parties thereto in all material respects in accordance with their respective terms, except as the same may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors’ rights generally and general equitable principles regardless of whether considered in a proceeding at law or in equity.

(d)           Neither such Company nor, to the Knowledge of Sellers, any other party is in default in the performance or observance of any material term or material provision of, and to the applicable Company’s Knowledge, no event has occurred that, with lapse of time or action by a third party, would result in such a default under any Material Contract to which such Company is a party or by which it is bound or to which its assets or property is subject.

Section 4.07           Assets.

(a)           Real Property.

(i)            Schedule 4.07(a)(i) describes all real property, or any interest therein, owned in whole or in part (and states the names of the owners, the nature of their affiliation with Sellers and their respective ownership percentages in any partially owned real property) by Sellers and their Affiliates and used in connection with the operation of the Facilities as of the Execution Date, including, without limitation, any easements, licenses or similar interests (“Owned Real Property”).

(ii)           Except as described on Schedule 4.07(a)(i), there is no real property other than the Owned Real Property owned, leased, used or occupied by either Company in connection with the ownership and operation of the applicable Facility.  Such Company has made available to Purchaser, to the extent within such Company’s possession or control, a copy of all certificates of occupancy for the Owned Real Property, a copy of all special or conditional use permits, and any variance granted with respect to the Owned Real Property pursuant to applicable zoning laws or ordinances, all of which documents are true and complete copies thereof.  Such Company has provided or made available to Purchaser the most recent existing surveys for the Owned Real Property, commitments for title insurance and the most recent Phase 1 environmental report in such Company’s possession or control relating to the Owned Real Property.  Except for Permitted Liens and except as set forth on Schedule 4.07(a)(ii), the applicable Company has good and marketable title to the Owned Real Property attributed to it on Schedule 4.07(a)(i) and, subject to the Permitted Liens, there is no unrecorded Lien, easement, right-of-way agreement, license, lease (including leases of minerals and/or oil and gas), sublease, occupancy agreement, or like instrument burdening the Owned Real Property.  Such Company has not received any written condemnation notice from any Governmental Authority with respect to the Owned Real Property as to which Sellers have not given notice to Purchaser and there is no pending or, to the Knowledge of Sellers, threatened condemnation of any material portion of the Owned Real Property.  The Owned Real Property complies in all material respects with all applicable easements, covenants and similar restrictions.

(iii)          The Owned Real Property of each Company constitutes separate parcels for real estate tax assessment and conveyancing purposes.

(iv)          No portion of the Owned Real Property or the Facilities has been classified under any designation under applicable Law to obtain a special ad valorem tax rate or receive either an abatement or deferment of Taxes that may result in any catch-up or other deferred Taxes.

(v)           As of the Execution Date, neither of Sellers nor either of the Companies has received notice of any, and to the Knowledge of Sellers there are no, pending or proposed special assessments affecting any of the Owned Real Property or the Facilities or any proposed or pending public improvements that may give rise to any special assessments affecting the Owned Real Property or the Facilities.

(vi)          No commitment has been made by any Person that is binding on the Companies or the Owned Real Property to dedicate any of the Owned Real Property.

(vii)         Sellers and the Companies have not received notice of any, and to the Knowledge of Sellers there is no, actual or threatened curtailment, cancellation or suspension of any utility service, except in accordance with the terms of such service (e.g. force majeure).

(viii)        To the Knowledge of Sellers, except as set forth on Schedule 4.07(a)(viii), there are no conditions or obligations related to any special use permits, annexation agreements, zoning, planned development, subdivision or site plan approvals, or other land use permits or approvals issued in connection with any of the Owned Real Property or the Facilities that have not been satisfied or completed.

(b)           Other Property.

(i)            List of Material Non-Real Estate Assets.  Set forth on Schedule 4.07(b)(i) is a complete and correct list of all of the material non-real estate assets used, or held for use by the applicable Company, in the operation of the applicable Facility (“Material Non-Real Estate Assets”).

(ii)           Title to Material Non-Real Estate Assets.  The applicable Company has good and marketable title to the Material Non-Real Estate Assets that it owns and purports to own, free clear of all Liens other than Permitted Liens and Liens set forth on Schedule 4.07(b)(ii), and except as set forth on Schedule 4.07(b)(ii) has valid and enforceable contractual rights to hold and use all of the other tangible Material Non-Real Estate Assets used or held for use by it in the operation of the applicable Facility.

(iii)          Maintenance and Repair of Material Non-Real Estate Assets.  Schedule 4.07(b)(iii) sets forth a list of each maintenance and repair record relating to each of the Facilities, where the cost (including capital expenditures and maintenance and repair expenses) is in excess of $400,000, complete and correct copies of which have been delivered to Purchaser. Each maintenance and repair activity listed in such records was performed at the times indicated in such records and was performed in all material respects in a professional and workmanlike manner consistent with Good Industry Practices.

Section 4.08           Employee Benefit Plans.

(a)           Schedule 4.08(a) lists all material Benefit Plans covering any or all current Operator Facility Employees.  Sellers have made available to Purchaser complete and correct copies of all such Benefit Plans, and, as applicable, all related summary plan descriptions with all amendments, and summaries of material modifications.

(b)           Schedule 4.08(b) describes all material employment practices, policies, contracts, programs or arrangements which are applicable to Operator Facility Employees, including wage, vacation, holiday and sick and other leave plans, to the extent not listed on Schedule 4.08(a).

(c)           Neither the Companies nor any Commonly Controlled Entity has, prior to the Closing Date, (i) incurred any liability under ERISA, or (ii) failed to satisfy the minimum funding requirements of Section 302 of ERISA or Section 412 of the Code (including with respect to installments).  All contributions or payments required to be made by any Commonly Controlled Entity or Affiliate of such Company with respect to any Benefit Plan have been timely made.

(d)           Such Company neither maintains nor contributes to nor has ever maintained or contributed to, nor been required to contribute to, any Benefit Plan, including without limitation any Benefit Plan which is subject to Title IV of ERISA or a multiemployer plan within the meaning of Section 3(37) of ERISA.

(e)           Neither such Company nor any Commonly Controlled Entity or any other Person has taken any action, failed to take any action or otherwise incurred any liability with respect to any Benefit Plan or any other employee benefit plan subject to ERISA that is or was maintained or contributed to, or required to be contributed to, by such Company or any Commonly Controlled Entity that may subject Purchaser or its Affiliates (following the Closing) to any liability, including but not limited to any Tax or penalty under ERISA or the Code.

(f)            No Owned Real Property is and no non-real estate assets such Company owns or purports to own are subject to a Lien under ERISA or under Section 412 of the Code.

Section 4.09           Labor and Employment Matters; Independent Contractors.

(a)           Except as set forth in Schedule 4.09(a), as of the date of this Agreement there are no (i) collective bargaining agreements or other labor agreements relating to such Company or covering any Operator Facility Employee to which such Company is a party or by which it is bound, (ii) material unfair labor practice complaints against such Company, pending or, to the Knowledge of Sellers, threatened in writing before the National Labor Relations Board or any state or local agency with respect to the operation of such Company, (iii) pending or, to the Knowledge of Sellers, threatened in writing labor strikes or other material labor troubles affecting such Company, or (iv) material labor grievances pending against such Company.  Such Company does not have, and has never at any time had, any employees.  Operator is the only entity that is providing or has provided operating and maintenance services to such Company.

(b)           Schedule 4.09(b) sets forth a list of all major independent contractors who have performed services for the Facilities during the twelve (12) months immediately prior to the Execution Date, including a description of such services performed.

Section 4.10           Environmental Matters.  Except as disclosed on Schedule 4.10,  (a) such Company and the Facility owned by it are in compliance in all material respects with all material applicable Environmental Laws, (b) there are no material suits, notices, demands, claims, hearings or proceedings pending or, to the Knowledge of Sellers, threatened against such Company relating to any material violation, or alleged violation, of any material Environmental Law, (c) no Hazardous Substance has been disposed of or released at such Facility other than in compliance in all material respects with applicable Environmental Laws, (d) such Company has not disposed of, released or transported, or arranged for the disposal, release, or transportation of, any Hazardous Substance related to the operation of the Facility owned by it in a manner giving rise to any material liability or material obligation to report, investigate or cleanup under any applicable Environmental Law, and (e) such Company is not subject to any material corrective actions or remedial obligations relating to any settlement, court order, administrative order, or judgment asserted or arising under any material Environmental Law.  The foregoing representation is the sole representation in this Agreement relating to Environmental Laws.

Section 4.11           Insurance.  At the date hereof, such Company and its businesses and properties are insured under the insurance policies listed on Schedule 4.11(i).  Such Company has made available to Purchaser accurate and complete copies of the certificates of insurance listed on Schedule 4.11(i).  From January 1, 2007, to the date hereof, such Company has not made any claim under any of the insurance policies, or suffered any losses that could give rise to any such claims, for an amount in excess of $250,000, except as set forth on Schedule 4.11(ii).  Neither such Company nor any of its Affiliates has failed to give, in a timely manner, any material notice required under any of the insurance policies to preserve its rights thereunder with respect to the Owned Real Property and all other material assets of the Facilities respecting any claim in excess of $250,000.

Section 4.12           Taxes.

(a)           Except as set forth in Schedule 4.12(a), all material Tax Returns required to be filed by each Company have been timely filed (taking into account any properly obtained extensions) and all such Tax Returns were correct and complete in all material respects.  All Taxes due and owing by the Companies (whether or not shown to be due and payable on any Tax Return) have been timely paid or a reserve for the amount of such Tax has been established, which reserve shall have been accrued on the books and records of the applicable Company.

(b)           Except as set forth in Schedule 4.12(b), (i) there is no material action, suit, proceeding, audit, written claim or assessment pending or, to the Knowledge of Sellers or the Companies, proposed against either Company with respect to a material amount of Taxes or with respect to any material Tax Return filed by either Company, (ii) there are no waivers or extensions of any applicable statute of limitations for the assessment or collection of material Taxes of either Company that remain in effect, (iii) neither Company is currently the beneficiary of any extension of time within which to file any Tax Return, (iv) there are no material Liens for Taxes upon the assets of either Company, other than Permitted Liens, and (iv) each Company has withheld and remitted to the proper Taxing Authority all Taxes that it was required to withhold and remit.

(c)           Except as set forth in Schedule 4.12(c), neither Company (i) has any liability for the Taxes of any other Person as a transferee or successor or pursuant to any Law, (ii) is a party to any Tax sharing, allocation or indemnity agreement, arrangement or similar Contract the subject matter of which is the payment of or indemnification for Taxes, (iii) has participated in any “listed transaction” as defined in Section 6707A of the Code or Treasury Regulation Section 1.6011-4(b)(2) or any comparable provision of state, local or foreign Law, or (iv) has received notice of any claim by a Taxing Authority in a jurisdiction where the Company has not filed and currently does not file Tax Returns that it is or may be (or was or may have been) subject to a material amount of taxation by that Taxing Authority.

(d)           Each Company has been classified as a disregarded entity for federal income tax purposes at all times since it was formed.

Section 4.13           Intellectual Property.  Schedule 4.13(a) sets forth all material patent, registered trademark, service mark, trade name and registered copyright (collectively, “Intellectual Property”) owned by such Company. Schedule 4.13(b) sets forth all material licenses and other rights to use intellectual property of others used by such Company in the operation of the Facilities.  Such Company has not received from any third party any material claim in writing that such Company is infringing the Intellectual Property of such third party.

Section 4.14           PUHCA.  Such Company meets the requirements for, and has been determined by FERC to be, an “Exempt Wholesale Generator” within the meaning of the Public Utility Holding Company Act of 2005.

Section 4.15           Brokers.  Such Company has no liability or obligation to pay fees or commissions to any broker, finder or agent with respect to the transactions contemplated by this Agreement, and no Person is entitled to receive any brokerage commission or other similar payment with respect to the Owned Real Property, for which Purchaser or any of its Affiliates could become liable or obligated.

Section 4.16           Capital Structure.  The Interests constitute all of the limited liability company interests in the Companies.  There are no outstanding rights to acquire from such Company, or any obligations of such Company to issue, any limited liability company interests in such Company, and there are no outstanding obligations of such Company to repurchase, redeem or otherwise acquire any limited liability company interests in such Company.  Such Company is not a party to any agreement restricting the purchase or transfer of, relating to the voting of, requiring the registration of, or granting any preemptive or antidilutive rights with respect to, any limited liability company interests in such Company.  Such Company does not directly or indirectly beneficially own any securities of, or other beneficial ownership interests in, any other entity.

Section 4.17           Financial Statements.  Such Company has heretofore delivered to Purchaser the following financial statements (the “Financial Statements”):

(a)           the unaudited Balance Sheet of such Company (the “Unaudited Balance Sheet”) as of September 30, 2009 (the “Balance Sheet Date”), the unaudited Statement of Earnings for the nine-month period ended September 30, 2009, the unaudited Statement of Changes in Partners’ Equity for the nine-month period ended September 30, 2009, and the unaudited Statement of Cash Flows for the nine-month period ended September 30, 2009 (the Financial Statements referred to in this Section 4.17(a) being referred to collectively as “Unaudited Financial Statements”); and

(b)           the audited Balance Sheet of such Company as of December 31, 2008, the audited Statement of Earnings for the year ended December 31, 2008, the audited Statement of Changes in Partners’ Equity for the year ended December 31, 2008, and the audited Statement of Cash Flows for the year ended December 31, 2008, together with the notes thereto and the report thereon by PricewaterhouseCoopers, LLP, independent certified public accountants.

(c)           Each of the Financial Statements was prepared from the books and records kept by such Company and fairly presents (subject, in the case of the Unaudited Financial Statements, to year-end audit adjustments and the absence of footnote disclosure) the financial position of such Company, as of such dates, and the results of such Company’s operations and such Company’s cash flows for the periods then ended in accordance with GAAP consistently applied.  The Unaudited Balance Sheet reflects all material properties and assets, real, personal or mixed, that are owned by such Company as of the Execution Date, except for inventory purchased or sold in the Ordinary Course since the Balance Sheet Date, other properties and assets (other than capital assets) not in excess of $250,000 (in the aggregate) purchased or sold since the Balance Sheet Date in the Ordinary Course, capital assets purchased since the Balance Sheet Date in an amount not in excess of $500,000 (in the aggregate), and purchase commitments disclosed on Schedule 4.18.  No financial statements of any Person other than such Company are required by GAAP to be included in the Financial Statements.

Section 4.18           Liabilities.  Except as disclosed on Sellers’ Schedules, such Company has no Debt or other liabilities or obligations of any nature whatsoever, whether absolute, accrued or contingent, that are, in the aggregate, material, except for those (a) reflected or reserved on the Unaudited Balance Sheet, (b) incurred or accrued since the Balance Sheet Date in the Ordinary Course, (c) set forth on Schedule 4.18, or (d) incurred in compliance with Section 6.02.

Section 4.19           Changes in Circumstances.  Except as disclosed on Schedule 4.19, since the Balance Sheet Date, there has not been a Material Adverse Effect that is continuing.

ARTICLE V
REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser hereby represents and warrants to each Seller that:

Section 5.01           Organization and Qualification.  Purchaser is a corporation duly formed, validly existing and in good standing under the Laws of the State of Colorado.  Purchaser is duly qualified or licensed to do business in each other jurisdiction where the actions required to be performed by it hereunder makes such qualification or licensing necessary, except in those jurisdictions where the failure to be so qualified or licensed would not have a material adverse effect on Purchaser’s ability to perform its obligations hereunder.

Section 5.02           Authority.  Purchaser has all requisite corporate power and authority to enter into this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby.  The execution and delivery by Purchaser of this Agreement and the performance by Purchaser of its obligations hereunder have been duly and validly authorized by all necessary corporate action on behalf of Purchaser.  This Agreement has been duly and validly executed and delivered by Purchaser and constitutes the legal, valid and binding obligation of Purchaser enforceable against Purchaser in accordance with its terms except as the same may be limited by bankruptcy, insolvency, reorganization, arrangement, moratorium or other similar Laws relating to or affecting the rights of creditors generally or by general equitable principles.

Section 5.03           No Conflicts; Consents and Approvals.  The execution and delivery by Purchaser of this Agreement does not, and the performance by Purchaser of its obligations under this Agreement and the consummation of the transactions contemplated hereby will not:

(a)           conflict with or result in a violation or breach of any of the terms, conditions or provisions of its Charter Documents;

(b)           violate or result in a default (or give rise to any right of termination, cancellation or acceleration) under any Contract to which Purchaser is a party, except for any such violations or defaults (or rights of termination, cancellation or acceleration) which would not, in the aggregate, have a material adverse effect on Purchaser’s ability to perform its obligations hereunder; and

(c)           assuming all required filings, approvals, consents, authorizations and notices set forth in Schedule 5.03(c) (collectively, the “Purchaser Governmental Approvals”) have been made, obtained or given, (i) violate or breach any Law or writ, judgment, order or decree applicable to Purchaser or (ii) require the consent or approval of any Governmental Authority under any applicable Law, except where any such violation or breach or the failure to obtain any such consent or approval would not have a material adverse effect on Purchaser’s ability to perform its obligations hereunder.

Section 5.04           Litigation.  There are no Claims pending or, to Purchaser’s Knowledge, threatened in writing, or, to Purchaser’s Knowledge, any investigations ongoing or threatened in writing against Purchaser before any Governmental Authority or any arbitrator, that would, in the aggregate, have a material adverse effect on Purchaser’s ability to perform its obligations hereunder.  Purchaser is not subject to any judgment, decree, injunction, rule or order of any Governmental Authority or any arbitrator that prohibits the consummation of the transactions contemplated by this Agreement or would, in the aggregate, have a material adverse effect on Purchaser’s ability to perform its obligations hereunder.

Section 5.05           Compliance with Laws.  Purchaser is not in violation of any Law, except for violations that would not, in the aggregate, have a material adverse effect on Purchaser’s ability to perform its obligations hereunder.

Section 5.06           Brokers.  Purchaser does not have any liability or obligation to pay fees or commissions to any broker, finder or agent with respect to the transactions contemplated by this Agreement for which any Seller or its Affiliates could become liable or obligated.

Section 5.07           No Registration for Acquisition.  Purchaser is acquiring the Interests for its own account without the present intent to sell, transfer or otherwise distribute the same to any other Person in violation of the Securities Act of 1933 (the “1933 Act”). Purchaser acknowledges that the Interests are not registered pursuant to the 1933 Act and that the Interests may not be transferred, except pursuant to an applicable exception under the 1933 Act.  Purchaser is an “accredited investor” as defined under Rule 501 promulgated under the 1933 Act.

Section 5.08           Financial Resources.  Purchaser has sufficient funds available or sources of sufficient funding capacity available, and will have the same available at the Closing, to enable it to purchase the Interests on the terms hereof and otherwise perform its obligations hereunder.

Section 5.09           No Knowledge of Breach.  Except as set forth on Schedule 5.09, the individuals whose names are set forth on Schedule 1.01(d) do not have actual knowledge (without due inquiry) of any material breach by Sellers of any of Sellers’ respective representations and warranties herein of which Purchaser has not given notice to Sellers.

Section 5.10           Reliance on Sellers’ Representations and Warranties.  In entering into this Agreement, Purchaser has relied solely upon the representations, warranties and covenants contained herein and has not been induced by and has not relied upon any representations, warranties or statements, whether oral or written, express or implied, made by any Seller or any of its Representatives, Affiliates or agents that are not expressly set forth in this Agreement, and except as specifically set forth in this Agreement, Sellers have not made any representations or warranties of any kind, oral or written, express or implied.  Neither of the Sellers nor either of the Companies or any of their respective Representatives, Affiliates or agents shall have any liability or responsibility whatsoever to Purchaser or its Representatives, shareholders, Affiliates or agents on any basis in contract or tort, under federal or state securities Laws or otherwise, resulting from the furnishing to Purchaser, or from Purchaser’s use of, any Due Diligence Information, except (i) where such Due Diligence Information is set forth in a Schedule or Exhibit to this Agreement or the Sellers make a representation or warranty specifically covering the Due Diligence Information in this Agreement or in any other document, instrument or agreement delivered in connection herewith and (ii) in the case of intentional fraud.

ARTICLE VI
COVENANTS

The Parties hereby covenant and agree as follows:

Section 6.01           Access of Purchaser.

(a)           During the Interim Period, Sellers shall cause each Company to provide Purchaser and its Representatives with reasonable access to the Facilities and the officers and management employees of such Company and, from and after September 1, 2010, suitable office space for not more than one Representative of Purchaser at each Facility for purposes of observing the operations of the Facilities and facilitating the transition of ownership, in such a manner so as not to unreasonably interfere with the business or operations of such Company, provided that such Company shall have the right to (i) have a Representative present for any communication with employees or officers of such Company or its contractors and (ii) impose reasonable restrictions and requirements for safety or operational purposes, provided further that neither Purchaser nor its Representatives shall collect or analyze any environmental samples (including building materials, indoor and outdoor air, surface and ground water, and surface and subsurface soils), without the prior written authorization of Sellers.  Notwithstanding the foregoing, Sellers and the Companies shall not be required to provide any information or allow any inspection which they reasonably believe they may not provide to Purchaser or allow by reason of applicable Law, which constitutes or allows access to information protected by attorney/client privilege, or which Sellers or the Companies are required to keep confidential or prevent access to by reason of contract, agreement or understanding with third parties if Sellers or the Companies have used reasonable commercial efforts to obtain the consent of such third party to such inspection or disclosure.  Notwithstanding anything to the contrary contained herein, Purchaser shall not be permitted to contact any of either Company’s vendors, customers or suppliers, or any Governmental Authorities, during the Interim Period, regarding Sellers, the Companies or the Facilities, without receiving prior written authorization from Sellers; provided that the foregoing is not intended to prohibit Purchaser from contacting those Governmental Authorities from whom it must obtain regulatory approval regarding the transactions contemplated by this Agreement.  Following the Closing, Sellers shall be entitled to retain copies of all books and records relating to its ownership and/or operation of the Companies and its businesses, subject to the terms of the confidentiality agreements entered into between Sellers and Purchaser.

(b)           Purchaser shall indemnify, defend and hold harmless Sellers and their Representatives from and against all Losses incurred by Sellers, their Representatives or any other Person arising out of the access rights under this Section 6.01, including any Claims by any of Purchaser’s Representatives for any injuries or Losses while present at the Facilities, to the extent that such Losses do not result from or arise out of the gross negligence or willful misconduct of either of the Sellers or either of the Companies or the Operator or any of their respective Representatives or Affiliates or any employee of any of such Persons.

Section 6.02           Conduct of Business Pending the Closing.

(a)           During the Interim Period, Sellers shall use commercially reasonable efforts to cause the Companies to operate and maintain the Facilities in the Ordinary Course in accordance with Good Industry Practices and in compliance in all material respects with all applicable Laws.  Without limiting the foregoing, except as otherwise contemplated by this Agreement or set forth in Schedule 6.02(a) or as consented to by Purchaser, which consent shall not be unreasonably withheld, conditioned or delayed, each Company will not, during the Interim Period:

(i)            sell, transfer, convey, encumber or otherwise dispose of any portion of, or interest in, any Owned Real Property, or grant any easement, right-of-way agreement, license, lease, sublease, occupancy agreement, or like instrument burdening any portion of, or interest in,  the Owned Real Property other than Permitted Liens;

(ii)           sell, transfer, convey, encumber or otherwise dispose of any Material Non-Real Estate Assets outside the Ordinary Course, except for Permitted Liens;

(iii)          other than trade or account payables incurred in the Ordinary Course, incur, create, assume or otherwise become liable for any Debt other than Debt that will be discharged at or prior to the Closing;

(iv)          fail to maintain its existence or merge or consolidate with any other Person or acquire all or substantially all of the assets of any other Person, having a value of more than $100,000 in any one instance or $500,000 in the aggregate;

(v)           issue or sell any of its equity interests;

(vi)          liquidate, dissolve, reorganize or otherwise wind up its business or operations;

(vii)         purchase any securities of any Person, except for short-term investments or cash equivalents made in the Ordinary Course;

(viii)        amend or modify its Charter Documents in any manner that will have a material adverse effect on such Company or Purchaser;

(ix)           effect any recapitalization, reclassification or like change in its capitalization;

(x)            except in the Ordinary Course, acquire any material assets;

(xi)           engage in any new line of business;

(xii)          make any change in its accounting or Tax reporting principles, methods or policies, except as required by GAAP or applicable Law;

(xiii)         cease to be treated as a disregarded entity for federal and Colorado state income Tax purposes;

(xiv)        make any material change in the levels of inventory maintained at such Facility for the applicable time of year, except for such changes as are consistent with Good Industry Practices;

(xv)         enter into, modify or terminate any Contract required to be listed in Schedule 4.06(a), except in the Ordinary Course, which action shall be promptly disclosed to Purchaser by Sellers;

(xvi)        make any loans or advances to any Person, except for expenses incurred in the Ordinary Course;

(xvii)       enter into any agreement or settlement with any Governmental Authority that relates to any amount of Tax, unless the amount of all Taxes imposed as a result of such agreement or settlement does not exceed $100,000 in the aggregate;

(xviii)      enter into any transaction with any Affiliate by which the Company would be bound following the Closing;

(xix)         terminate any material policy of insurance, unless such policy is replaced with a policy of insurance from financially responsible insurers covering substantially the same risks, including substantially the same coverage amounts, and including substantially the same or lower deductibles, in each case to the extent available on commercially reasonable terms;

(xx)          adopt, create, sponsor or otherwise establish, maintain or contribute to any Benefit Plan;

(xxi)         hire any individual as an employee or otherwise establish or maintain any employer/employee relationship with any individual; or

(xxii)        agree or commit to do any of the foregoing.

(b)           Notwithstanding Section 6.02(a) or any other provision herein, such Company may (i) take commercially reasonable actions with respect to emergency situations or to comply with applicable Law or the PPAs and (ii) at or before the Closing, irrevocably transfer out all cash to Sellers.

(c)           With respect to any Permits that will expire, lapse or otherwise cease to be effective prior to the Closing Date or within sixty (60) days thereafter and any Permits for which the filing of an application for extension, renewal or replacement is due during the Interim Period (regardless of whether such Permits will expire, lapse or otherwise cease to be effective prior to the Closing Date or within the sixty-day period thereafter), including but not limited to the Permits identified and described on Schedule 6.02(c), Sellers shall, or shall cause such Company to, prepare and file during the Interim Period any and all such applications for the extension, renewal or replacement of such Permits and/or any and all such other filings, and shall take (or cause such Company to take) during the Interim Period any and all such other commercially reasonable actions, as may be necessary to ensure that such Permits will be extended, renewed or replaced prior to the expiration, lapsing or other cessation of the effectiveness of such Permits without any material modifications to the terms of such Permits other than (i) modifications to comply with applicable Law or the PPAs or (ii) modifications with Purchaser’s consent, which shall not be unreasonably withheld or delayed.

(d)           For purposes of clarity, nothing contained in this Agreement shall prohibit the Companies from complying with the PPAs. Nothing in this Agreement shall be deemed to be an amendment or modification of the PPAs.

(e)           Sellers shall repay in full or otherwise fully extinguish, eliminate or transfer without recourse to the Companies, all Debt of the Companies at or prior to the Closing.

Section 6.03           Tax Matters.

(a)           Tax Returns

(i)            Tax Reporting.  Purchaser and Sellers shall, for federal income Tax purposes (and, to the extent permissible, for state and local income Tax purposes), treat the purchase and sale of the Interests pursuant to this Agreement as the purchase and sale of the assets of the Companies, and shall report the purchase and sale on all such income Tax Returns consistently with such treatment.

(ii)           Seller Income Tax Returns.  Sellers shall include or cause to be included in their federal income Tax Returns (and to the extent permissible, state and local income Tax Returns) that include the income and activities of such Seller all items of income, gain, loss, deduction and credit or other items of the Companies through the Closing Date.

(iii)          Purchaser Tax Returns.  Following the Closing, Purchaser shall cause to be timely filed all Tax Returns required to be filed by each Company after the Closing Date, and shall be responsible for the timely payment of all Taxes shown due thereon, subject to reimbursement by Sellers pursuant to Section 6.03(e).

(b)           Cooperation.  Purchaser and Sellers shall cooperate fully, and shall cause their respective Affiliates to cooperate fully, as and to the extent reasonably requested by either Party, in connection with the filing of Tax Returns pursuant to this Section 6.03 and any audit, litigation or other proceeding (each a “Tax Proceeding”) with respect to such Tax Returns.  Such cooperation shall include (upon a Party’s request) the provision of records and information which are reasonably relevant to any such Tax Proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Purchaser shall within fifteen (15) days of receipt notify Sellers in writing of the receipt by Purchaser or any affiliate of Purchaser (including the Companies following the Closing Date) of written notice of any inquires, claims, assessments, audits or similar events with respect to Taxes relating to a Taxable period ending on or prior to the Closing Date.  Purchaser agrees to retain all original Books and Records related to Taxes or Tax matters until the fourth anniversary of the Closing Date.

(c)           Transfer Taxes.  In the event that any Transfer Taxes (but, for the avoidance of doubt, not any Taxes based on or measured by income) are payable in connection with the sale of the Interests, all such Transfer Taxes shall be borne by Purchaser.  Accordingly, if Sellers are required by law to pay any such Transfer Taxes, Purchaser shall promptly reimburse Sellers within five (5) Business Days of receipt of written request from Sellers for the amount of such Transfer Taxes actually paid by Sellers.  Sellers and Purchaser shall timely file any Tax Returns for Transfer Taxes as required by law and shall notify the other when such filings have been made.  Sellers and Purchaser shall cooperate and consult with each other prior to filing any Tax Returns for Transfer Taxes to ensure that all such Tax Returns are filed in a consistent manner.  Notwithstanding the foregoing, Sellers shall file all Tax Returns required to be filed in conjunction with the transfer of the Owned Real Property and Purchaser shall be solely liable for and shall pay all Colorado real property Transfer Taxes related thereto and shall indemnify, defend and hold harmless Sellers and their respective Affiliates from and against any and all liability for the payment of such Colorado real property Transfer Taxes and the filing of such Tax Returns related thereto. Purchaser shall reimburse Sellers for any Colorado real property Transfer Taxes actually paid by Sellers within five (5) Business Days of receipt of written request from Sellers therefor.

(d)           Tax Sharing or Similar Agreement.  Any Tax sharing or similar agreement between a Company on the one hand and a Seller or an Affiliate of Sellers on the other hand shall terminate as of the Closing Date, and no party thereto shall have any rights or obligations thereunder with respect to any past, current or future Tax period.

(e)           Reimbursement of Certain Taxes.  Any Tax (other than Transfer Taxes that are the subject of Section 6.03(c)) with respect to the property or operations of a Company that are due and payable with respect to any Tax period that begins on or before the Closing Date and ends after the Closing Date (a “Straddle Period”) will be apportioned between the portion of the Straddle Period that ends on the Closing Date (the “Pre-Closing Straddle Period”) and the portion of the Straddle Period that begins on the day after the Closing Date (the “Post-Closing Straddle Period”) as follows:  (i) in the case of any ad valorem real estate and personal property Taxes, on a per diem basis and (ii) in the case of any sales Taxes, use or similar Taxes, excise Taxes, value added Taxes and withholding Taxes, as determined from the books and records of each Company as though the taxable period of each Company terminated at the close of business on the Closing Date.  Sellers shall reimburse and pay over to Purchaser the amount of any Taxes due and payable with respect to a Pre-Closing Straddle Period within thirty (30) days of receipt of written request from the Purchaser therefore (but in no case earlier than five (5) Business Days prior to the date on which the relevant Taxes are required to be paid to the relevant Tax authority), except to the extent such Taxes were taken into account for purposes of computing Adjusted Net Working Capital.

(f)            Refunds.  Any Tax refund (including any interest in respect thereof) received by Purchaser or the Companies, and any amounts of overpayments of Tax credited against Taxes which Purchaser, the Companies or any Affiliate thereof otherwise would be or would have been required to pay that relate to Taxes attributable to any Pre-Closing Tax Period or Pre-Closing Straddle Period shall be for the account of Sellers, and

Purchaser shall pay over to Sellers any such refund or the amount of any such credit within thirty (30) days after receipt or the application of any such refund or credit to reduce a Tax liability of Purchaser, the Companies or any Affiliate thereof, except to the extent such Tax refund was taken into account in the calculation of the Adjusted Net Working Capital.

Section 6.04           Public Announcements.  Sellers and Purchaser shall not, without prior written consent of the other party, issue any press release or make any public statement with respect to this Agreement and the transactions contemplated hereby except as may be required by applicable Law or any listing agreement with a national securities exchange or quotation system, and will consult with each other before issuing, and provide each other a reasonable opportunity to review and make reasonable comment upon such press release or public statement.

Section 6.05           Expenses and Fees.  Except as expressly provided otherwise herein, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the Party incurring such expenses.

Section 6.06           Agreement to Cooperate; Regulatory Approval.

(a)           Subject to the terms and conditions of this Agreement and applicable Law, each Party shall use its commercially reasonable efforts to take, or cause to be taken, all action and do, or cause to be done, all things necessary, proper or advisable to obtain as promptly as reasonably practicable all necessary or appropriate waivers, consents, approvals or authorizations of Governmental Authorities and to satisfy all other conditions required in order to consummate the transactions contemplated by this Agreement (and, in such case, to proceed with the consummation of the transactions contemplated by this Agreement as expeditiously as possible).

(b)           In addition to and without limitation of the foregoing, Purchaser, on the one hand, and each Seller, on the other hand, shall file as soon as practicable, but in no event later than forty-five (45) days following the Execution Date, any application, form or report required by any Governmental Authority to be filed prior to Closing relating to antitrust, competition, trade or energy regulation matters.  Each of the Parties shall request expedited treatment of any such filings and shall (i) respond as promptly as practicable to any inquiries or requests received from any Governmental Authority for additional information or documentation, (ii) not enter into any agreement with any Governmental Authority not to consummate the transactions contemplated by this Agreement, except with the prior consent of the other Party (which shall not be unreasonably withheld, delayed or conditioned), (iii) subject to Section 6.06(c), provide the other Party with a copy of any proposed filing, or amendment or supplement thereto, with any Governmental Authority concerning this Agreement or the transactions contemplated hereby for their review, except any such filing, amendment or supplement that will not become a matter of public record, (iv) provide status updates to the other Party in respect of any filings, investigation or inquiry concerning this Agreement or the transactions contemplated hereby, as may be required by the other Party from time to time, except in respect of any such filing, investigation or inquiry that is not a matter of public record, and (v) at such Party’s sole discretion, consult with the other Party in advance of or following its participation in any in-person, substantive meeting with any Governmental Authority in respect of any filings, investigation or inquiry concerning this Agreement or the transactions contemplated hereby, and it being understood that any such consultation with the other Party shall not constitute, or be construed as constituting, the undertaking of an obligation to solicit or obtain the consent or approval of the other Party.

(c)           Prior to filing any application, form or report required by FERC with respect to the transactions contemplated by this Agreement, Purchaser and Sellers, as the case may be, shall provide each other a copy of such proposed filing for their review (except any such proposed filing that will not become a matter of public record), provided that the Parties shall cooperate in the preparation of, and have the joint right to approve, any such application, form or report that must be submitted jointly by Sellers and Purchaser prior to filing.

(d)           The application, form or report required by CPUC to be filed with respect to the transactions contemplated by this Agreement shall request CPUC approval of (i) the purchase of the applicable Interests by Purchaser pursuant to the terms and conditions of this Agreement, (ii) the liquidation of the Companies, and the transfer to Purchaser (including transfer by merger) of all of the assets and liabilities of the Companies, immediately after the Closing, and (iii) the placement of the assets of the Companies into Purchaser’s utility rate base and interim rate relief for Purchaser to recover the revenue requirements associated with such assets, either through a Purchase Capacity Cost Adjustment rider or through an alternative recovery mechanism, until such assets are actually reflected in the setting of Purchaser’s base rates.  Sellers shall provide, and shall cause the Companies to provide, such assistance to Purchaser as Purchaser may reasonably request in connection with obtaining such CPUC approvals.

(e)           The application, form or report required by FERC to be filed with respect to the transactions contemplated by this Agreement shall state that the consummation of the transactions contemplated by this Agreement will have no effect (or a neutral effect) on market concentration within all relevant markets and that no further action, condition or obligation is required to satisfy the requirements under Section 203 of the Federal Power Act and applicable FERC regulations for approval for the consummation of the transactions contemplated by the Agreement.

(f)            Purchaser shall bear the filing fees associated with any filings made pursuant to this Section 6.06.

Section 6.07           Further Assurances.  Subject to the terms and conditions of this Agreement, at any time or from time to time after the Closing, at any Party’s request and without further consideration, the other Parties shall execute and deliver to such Party such other instruments of sale, transfer, conveyance, assignment and confirmation, provide such materials and information and take such other actions and execute and deliver such other documents as such Party may reasonably request in order to consummate the transactions contemplated by this Agreement.

Section 6.08           Post-Closing Access to Information.  After the Closing Date, each Seller and Purchaser shall grant each other (or their respective designees), and Purchaser shall cause such Company to grant to each Seller (or its designees), access at all reasonable times to all of the information, books and records relating to the Companies and the Facilities in its possession, and shall afford such Party the right (at such party’s expense) to take extracts therefrom and to make copies thereof, to the extent reasonably necessary to implement the provisions of, or to investigate or defend any Claims arising under, this Agreement.  Further, after the Closing Date, Purchaser shall cause such Company to grant to each Seller (or its designees) the access and right to take extracts and make copies described in the preceding sentence for such other purposes as such Seller may reasonably request.  Without limiting the foregoing, for a period of twenty-four (24) months after the Closing Date, Sellers shall use commercially reasonable efforts to promptly furnish Purchaser with such Excluded Electronic Records as Purchaser may reasonably request from time to time.

Section 6.09           Employee and Benefit Matters.

(a)           Sellers have provided Purchaser with a list (i) containing the names of all active employees, contract employees and any other person with reemployment rights with the Operator or its Affiliate, and employed at the Facilities, and (ii) describing the job title, base and incentive compensation, years of service, date of hire, and leave status of each such active employee, inactive employee with the reason for inactive status, contract employee or any such other person with reemployment rights as of the date such list is prepared, who is employed at the Facilities.  Seller agrees to update such list from time to time and as of the Closing Date.  Prior to the Closing Date, Purchaser or its designee shall interview all Operator Facility Employees, who are “actively at work” as of the Execution Date (for purposes of this Section 6.09 an employee is not “actively at work” if the employee is receiving disability benefits under any plan or program established or maintained by Operator for any reason, including the employee having represented that he or she is unable to perform any work).  Purchaser, or its designee, shall have the right, but not the obligation, to offer employment (effective as of the Closing Date) to any, all or none of the Operator Facility Employees to perform services at the Facilities.  Each offer of employment shall be made not less than sixty (60) days prior to the Closing Date and on terms and conditions determined by Purchaser in its sole discretion.  Each Operator Facility Employee who accepts Purchaser’s offer of employment shall be referred to herein as an (“Affected Employee”).

(b)           Seller or its Affiliate shall retain responsibility under its employee welfare benefit plans for all amounts payable by reason of claims reported or submitted by Affected Employees and their eligible spouses and dependents prior to the Closing Date, and Purchaser or its Affiliate shall be responsible under its employee welfare benefit plans for all amounts payable by reason of claims reported or submitted by Affected Employees and their eligible spouses and dependents on or after the Closing Date.  Purchaser or its Affiliate shall be solely responsible for compliance with the requirements of Section 4980B of the Code and part 6 of subtitle B of Title I of ERISA (“COBRA”), including the provision of continuation coverage with respect to all Affected Employees, and their spouses and dependents, for whom a qualifying event occurs on or after the Closing Date.  For purposes of this Section 6.09(b), the terms “continuation coverage’ and “qualifying event” shall have the meanings ascribed to them in COBRA.

(c)           Nothing in this Section 6.09 or elsewhere in this Agreement is intended to confer upon any Affected Employee or other Operator Facility Employee any rights of any kind whatsoever under or by reason of this Agreement, including but not limited to any rights to or of employment for a specified period or any other form of employment security, or a right to participate in, or to continue to participate in, any employee benefit plan or program.  Purchaser shall not assume any obligation or liability for employment practices or policies maintained by the Operator with respect to Operator Facility Employees.  Purchaser and its Affiliates shall not assume any Benefit Plan and shall have no liability or obligation with respect to the Benefit Plans.  In addition, Purchaser shall have no obligation or liability nor incur any cost or expense with respect to any claims, whether arising before, on or after the Closing, by any employee or former employee, director or consultant of the Operator arising by reason of the sale or purchase of the Interests in the Companies pursuant to this Agreement or by reason of such employee or former employee’s, director’s or consultant’s employment or service, or the termination of his or her employment or service, by or with such Operator.  Without limiting the generality of the foregoing, Operator shall honor and pay all unused vacation, holiday, sickness and personal days accrued prior to the consummation of the Closing by the Affected Employee under the policies and practices of such employer.

Section 6.10           Resignation of Members, Managers, Officers and Directors.  At the Closing, such Seller shall cause the resignation of all officers and directors or similar persons on any board or operating, management or other committee established under such Company’s Charter Documents.

Section 6.11           Use of Certain Names.  Within fifteen (15) days following the Closing, Purchaser shall cause such Company to cease using the word “Calpine” and any word or expression similar thereto or constituting an abbreviation or extension thereof (the “Sellers’ Marks”), including eliminating the Sellers’ Marks from all assets of the Companies and the disposing of any unused stationery and literature of the Companies, and thereafter, Purchaser shall not, and shall cause the Companies and the Facilities not to, use the Sellers’ Marks or any logos, trademarks, trade names, patents or other Intellectual Property rights belonging to Sellers or any of their Affiliates, or which Sellers or any of their Affiliates have the right to use, and Purchaser acknowledges that it, its Affiliates, the Companies and the Facilities have no rights whatsoever to use such Intellectual Property.

Section 6.12           Support Obligations.  At the Closing, Purchaser shall effect the full and unconditional release of Sellers and their Affiliates from any credit support obligations provided by Sellers or such Affiliates with respect to the Companies, the Facilities or the operation thereof, including the credit support obligations listed on Schedule 6.12.

Section 6.13           Termination of Certain Services, Contracts, Receivables and Payables.  Notwithstanding anything in this Agreement to the contrary, during the Interim Period, Sellers shall take such actions as may be necessary to terminate or sever as to the Companies or the Facilities (with appropriate mutual releases) upon the Closing any services jointly shared or used by any of the Companies, the Facilities and Sellers or any of their Affiliates, including joint Tax services, joint legal services and joint banking services (to include the severance of any centralized clearance accounts) operation and maintenance services including each Contract listed on Schedule 6.13.

Section 6.14           Insurance.  Purchaser shall be solely responsible for providing insurance to such Company and the business of such Facility as of the Closing.  Purchaser acknowledges that no insurance coverage or policy maintained for the Companies or the Facilities will extend beyond the Closing for the benefit of Purchaser.  For at least twenty-four (24) months following Closing, Purchaser shall provide insurance no less favorable than the coverage set forth in Schedule 6.14, to the extent available on commercially reasonable terms.

Section 6.15           Title Evidence.  Prior to the Execution Date, Purchaser has been provided commitments for an ALTA owner’s title insurance policy in respect of the Owned Real Property (collectively the “Title Evidence”).  Prior to the Execution Date, Purchaser shall have notified Sellers of any matters contained in the Title Evidence that would constitute a Lien that is not a Permitted Lien or Purchaser’s failure to so notify Sellers shall be deemed a waiver as of the Execution Date by Purchaser of any right not to close or any right to indemnification pursuant to Article IX following the Closing, as the case may be, by virtue of any matters shown by the Title Evidence.  In the event that new or additional Liens are added by an updated title commitment thereto prior to the Closing Date which are not Permitted Liens, Purchaser may make objections thereto in writing within five (5) Business Days following receipt of such updated commitment by Purchaser and Purchaser’s failure to so object shall be deemed a waver of Purchaser’s right to object to such new or additional Liens.  Sellers shall use commercially reasonable efforts to cure or remove prior to Closing all said Liens which are not Permitted Liens to which Purchaser shall have objected.

Section 6.16           Fall 2010 RMEC Outage.

(a)           [***].

(b)           Purchaser shall have the right to observe the Fall 2010 RMEC Outage Work, subject to Section 6.01(b) hereof.

(c)           In the event that, during the course of performing the Fall 2010 RMEC Outage Work, Rocky Mountain Seller identifies any maintenance or repair work that is not contemplated by the Fall 2010 RMEC Schedule and Scope and which will not be completed during the RMEC Outage Work Period, Rocky Mountain Seller shall promptly notify Purchaser in writing (“Sellers’ Additional Maintenance and Repair Work Notice”) of (i) such work and (ii) whether it does or does not regard such work as Discovery Work.  Within two (2) Business Days after its receipt of a Sellers’ Additional Maintenance and Repair Work Notice, Purchaser shall notify Rocky Mountain Seller in writing as to whether it does or does not regard such work as Discovery Work.  If Rocky Mountain Seller and Purchaser do not agree as to whether such work is Discovery Work, a dispute shall be deemed to exist and shall be immediately referred to the Independent Engineer, who shall be instructed to determine whether any or all of such work is Discovery Work.  The determination of the Independent Engineer shall be final and binding on the Parties, and the cost of the Independent Engineer shall be shared equally by the Parties.

(d)           Discovery Work shall be completed as follows:

(i)            Discovery Work that is capable of being completed during the RMEC Outage Work Period shall be completed during such period.

(ii)           Upon the determination by Rocky Mountain Seller of any Discovery Work that is not capable of being completed within the RMEC Outage Work Period, Rocky Mountain Seller shall notify Purchaser in writing (“Sellers’ Incomplete Discovery Work Notice”) of (1) such Discovery Work and (2) whether it does or does not regard such work as Essential Discovery Work.  Within two (2) Business Days after its receipt of a Sellers’ Incomplete Discovery Work Notice, Purchaser shall notify Rocky Mountain Seller in writing as to whether it does or does not regard such Discovery Work as Essential Discovery Work.  If Rocky Mountain Seller and Purchaser do not agree as to whether such Discovery Work is Essential Discovery Work, a dispute shall be deemed to exist and shall be immediately referred to the Independent Engineer, who shall be instructed to determine whether any or all of such Discovery Work is Essential Discovery Work.  The determination of the Independent Engineer shall be final and binding on the Parties, and the cost of the Independent Engineer shall be shared equally by the Parties.  The RMEC

Outage Work Period shall be extended as reasonably necessary to accommodate Rocky Mountain Seller’s completion of any Essential Discovery Work.

(iii)          [***].

In the event that the time required to complete Essential Discovery Work under clause (ii) of this Section 6.16(d) extends beyond the Termination Date, Sellers shall be entitled to reasonable extensions of the Termination Date, not to exceed [***] in the aggregate, in order to complete such work.

ARTICLE VII
CONDITIONS TO THE CLOSING

Section 7.01           Conditions to the Obligations of Each Party.  The obligations of the Parties to proceed with the Closing are subject to the satisfaction on or prior to the Closing Date of all of the following conditions, any one or more of which may be waived in writing, in whole or in part, as to a Party by such Party:

(a)           no permanent judgment, injunction, order or decree of a court or other Governmental Authority of competent jurisdiction shall be in effect which has the effect of making the transactions contemplated by this Agreement illegal or otherwise restraining or prohibiting the consummation of the transactions contemplated by this Agreement (each Party agreeing to use its reasonable commercial efforts, including appeals to higher courts, to have any judgment, injunction, order or decree lifted);

(b)           the Parties shall have obtained (i) an order from FERC that, without any material limitation or qualification, authorizes the purchase and sale of the applicable Interests pursuant to Section 203 of the Federal Power Act, and does not subject either Party to any conditions or restrictions that would be materially more burdensome than those proposed in the respective applications for such order, and (ii) an order from CPUC that, without any material limitation or qualification, grants all of the approvals described in clauses (i), (ii) and (iii) of the first sentence in Section 6.06(d) and does not subject Purchaser to any conditions or restrictions that are materially more burdensome than those proposed in the respective applications for such order; and

(c)           all required waiting periods applicable to this Agreement and the transactions contemplated hereby under the HSR Act shall have expired or been terminated; provided, however, that notwithstanding any other provision of this Agreement or any implied duty of good faith or other legal or equitable doctrine, Purchaser shall not be required, in order to obtain such expiration or termination, to agree to (i) any prohibition of or limitation on the ownership or operation of any portion of its or of any of its Affiliates’ or Sellers’ businesses or assets, (ii) any requirement that Purchaser or any of its Affiliates or Sellers divest, hold separate or otherwise dispose of any of their respective businesses or assets, (iii) any limitation on Purchaser’s ability to acquire or hold or exercise full rights of ownership of the Interests or to acquire or hold or exercise full rights of ownership of Sellers or their respective businesses or assets, or (iv) any other limitation on Purchaser’s or any of its Affiliates’ ability to effectively control their respective businesses and assets.

Section 7.02           Conditions to the Obligations of Purchaser.  The obligation of Purchaser to proceed with the Closing is subject to the satisfaction on or prior to the Closing Date of the following further conditions, any one or more of which may be waived, in whole or in part, by Purchaser:

(a)           each Seller shall have performed all of its obligations hereunder required to be performed by it at or prior to the Closing Date, except (solely for the purposes of this Section 7.02(a)) where the failure to perform would not in the aggregate have a Material Adverse Effect;

(b)           the representations and warranties of the applicable Seller contained in this Agreement (without regard to Material Adverse Effect or similar qualifiers other than those in Section 4.19 (Change in Circumstances)) shall be true and correct as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), except (solely for the purposes of this Section 7.02(b)) for failures of the representations and warranties to be true and correct that have not in the aggregate resulted in a Material Adverse Effect;

(c)           Purchaser shall have received a certificate signed on behalf of the applicable Seller indicating that the conditions provided in Section 7.02(a) and Section 7.02(b) have been satisfied;

(d)           the Purchaser Governmental Approvals shall have been obtained;

(e)           Purchaser shall have received the deliveries to be made by the applicable Seller under Section 2.04;

(f)            the Facilities have not suffered any theft, damage, removal, destruction or casualty loss of any portion of the Facilities, not covered by insurance, which has resulted in a Material Adverse Effect; and

(g)           Rocky Mountain Seller shall have completed all of the Fall 2010 RMEC Outage Work.

Section 7.03           Conditions to the Obligations of Sellers.  The obligation of each Seller to proceed with the Closing is subject to the satisfaction on or prior to the Closing Date of the following further conditions, any one or more of which may be waived, in whole or in part, by such Seller:

(a)           Purchaser shall have performed all of its obligations hereunder required to be performed by it at or prior to the Closing Date, except (solely for the purposes of this Section 7.03(a)) where the failure to perform would not in the aggregate have a material adverse effect on Purchaser’s ability to perform its obligations hereunder;

(b)           the representations and warranties of Purchaser contained in this Agreement (without regard to material adverse effect or similar qualifiers) shall be true and correct as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), except (solely for the purposes of this Section 7.03(b)) for failures of the representations and warranties to be true and correct that have not in the aggregate had a material adverse effect on Purchaser’s ability to perform its obligations hereunder;

(c)           such Seller shall have received a certificate signed on behalf of Purchaser indicating that the conditions provided in Section 7.03(a) and Section 7.03(b) have been satisfied;

(d)           the Seller Approvals for the applicable Company shall have been obtained; and

(e)           the applicable Seller shall have received the deliveries to be made by Purchaser under Section 2.05.

ARTICLE VIII
TERMINATION

Section 8.01           Termination.  This Agreement may be terminated and the consummation of the transactions contemplated hereby may be abandoned at any time prior to the Closing:

(a)           by mutual written consent of Purchaser and Sellers;

(b)           by either Purchaser or Sellers:

(i)            if the Closing has not occurred on or before the date that is 270 days after the later of the date of the public filing with CPUC of the application for approval of the transactions contemplated hereby in accordance with Section 6.06(d) and the date of the public filing with

FERC of the application for approval of the transactions contemplated hereby in accordance with Section 6.06(e), subject to any extension as provided in Section 6.16 (the “Termination Date”), regardless of the stage or status of any then current and still ongoing regulatory approval process, proceeding, investigation or inquiry, provided that the right to terminate this Agreement pursuant to this Section 8.01(b)(i) shall not be available to any Party whose breach of any provision of this Agreement has been the cause of, or resulted in, the failure of the Closing to occur by the Termination Date;

(ii)           [***]; or

(iii)          if the United States Department of Justice, the United States Federal Trade Commission or the Colorado Attorney General (1) informs either Purchaser or Sellers in writing that it will file a lawsuit to challenge any of the transactions contemplated by this Agreement under the Antitrust Laws or (2) files such a lawsuit;

(c)           by Purchaser (i) if there has been a material breach by any Seller of any representation, warranty, covenant or agreement contained in this Agreement which would result in a failure of a condition set forth in Section 7.02, (ii) within five (5) days after receipt of any Supplemental Disclosure which shows that there has been a Material Adverse Effect on the Companies or the Facilities which Material Adverse Effect (1) was not caused by Purchaser’s breach of any provision of this Agreement and (2) cannot be cured prior to the Termination Date or (iii) if there is any insolvency, bankruptcy, reorganization or other similar proceeding affecting Seller Guarantor, Sellers or the Companies;

(d)           by Sellers if (i) there has been a material breach by Purchaser of any representation, warranty, covenant or agreement contained in this Agreement which (1) would result in a failure of a condition set forth in Section 7.03 and (2) cannot be cured prior to the Termination Date, or (ii) if there is any insolvency, bankruptcy, reorganization or other similar proceeding affecting Purchaser;

The Party desiring to terminate this Agreement pursuant to this Section 8.01 (other than pursuant to Section 8.01(a)) shall give notice of such termination to the other Party.

Section 8.02           Effect of Termination.  In the event of termination of this Agreement by any Seller or by Purchaser prior to a Closing pursuant to the provisions of Section 8.01, there shall be no liability or further obligation on the part of Purchaser or Sellers or their respective officers, managers or directors (except as set forth in this Section 8.02 and Sections 6.01(b) (Access of Purchaser), 6.02(d), 6.04 (Public Announcements), 6.05 (Expenses and Fees), 9.03 (Waiver of Other Representations) and Article X (Miscellaneous), all of which shall survive the termination hereof), provided that nothing in this Section 8.02 shall relieve any Party from liability for any breach of this Agreement by such Party prior to termination of this Agreement.

ARTICLE IX
INDEMNIFICATION

Section 9.01           Survival.  All representations and warranties and covenants and other obligations in this Agreement or in any other agreement, instrument or other document delivered in connection herewith, and the right to commence any Claim with respect thereto, shall survive the execution and delivery hereof and the Closing Date, provided that (i) such representations and warranties (which shall be deemed to have been made anew as of the Closing Date for the purposes of Section 9.02, except to the extent such representations and warranties expressly relate to an earlier date) and, (ii) except as otherwise specifically provided in this Agreement or any other agreement, instrument or other document delivered in connection herewith, such covenants and other obligations, shall terminate on the date that is twenty-four (24) months after the Closing Date (the “Survival Termination Date”), except that the representations and warranties in Section 4.12 (Taxes) and the covenants in Section 6.03 (Tax Matters) shall terminate on the expiration of the applicable statute of limitations period plus thirty (30) days.  After the Survival Termination Date or, in the case of the representations and warranties in Section 4.12 (Taxes) and the covenants in Section 6.03 (Tax Matters), after the expiration of the applicable statute of limitations period plus thirty

(30) days or, in the case of any other covenant or other obligation contained in this Agreement or any other agreement, instrument or other document delivered in connection herewith for which a different termination date or survival period is specifically provided herein or therein, after such different termination date or the expiration of such different survival period, as the case maybe, no Party may make or assert any Claim for any breach of or inaccuracy in any representation or warranty of any other Party, or for any breach by any other Party of any covenant or other obligation, contained in this Agreement or in any other agreement, instrument or other document delivered in connection herewith, except that any claims made or asserted by a Party within the applicable time period prescribed above setting forth such Claim in reasonable detail (including a reasonable specification of the legal and factual basis for such Claim and the Loss incurred) shall survive the Survival Termination Date or such different termination date or the expiration of the applicable survival period, as the case may be, until such Claim is finally resolved and all obligations with respect thereto are fully satisfied.

Section 9.02           Indemnification.

(a)           Subject to the provisions of this Article IX, Sellers, jointly and severally from and after the Closing Date, shall indemnify and hold harmless Purchaser and each Company from and against any and all Losses actually incurred by any of them (i) that arise out of or result from the breach of any of Sellers’ (1) representations and warranties (without giving effect to any “material”, “materiality”, “Material Adverse Effect” or similar qualification) contained in this Agreement or in any other agreement, instrument or other document delivered in connection herewith, as of the date when made, or (2) covenants or other obligations contained in this Agreement or in any other agreement, instrument or other document delivered in connection herewith and, without duplication, (ii) for any and all Taxes (or the nonpayment thereof) of the Companies that are due and payable with respect to any Pre-Closing Tax Period and any Pre-Closing Straddle Period, except to the extent such Taxes were taken into account for purposes of computing Adjusted Net Working Capital and (iii) with respect to the Surviving Credit Agreement Indemnities and all related Losses, any and all Surface Use Agreement Losses, and any and all BSEC 2007 Emissions Losses, none of which shall be subject to the survival limitations of Section 9.01 or the liability limitations of Section 9.02(c) and Section 9.02(d).

(b)           Subject to the provisions of this Article IX, Purchaser from and after the Closing Date shall indemnify and hold harmless Sellers from and against any and all Losses actually incurred by Sellers that arise out of or result from the breach of any of Purchaser’s (i) representations and warranties contained in this Agreement or in any agreement, instrument or other document delivered in connection herewith, as of the date when made, and (ii) covenants or agreements contained in this Agreement or in any agreement, instrument or other document delivered in connection herewith.

(c)          The total aggregate liability of Sellers for any claims for Losses arising under Section 9.02(a) shall not exceed [***] of the Final Purchase Price, except that (i) the total aggregate liability of Sellers for any claims for Losses resulting from (1) the breach of or inaccuracy in any of the representations or warranties set forth in Section 3.01 (Organization and Qualification), Section 3.02 (Authority), Section 3.03 (No Conflicts; Consents and Approvals), Section 3.04 (Ownership of Interests), Section 4.01 (Organization and Qualification), Section 4.02 (No conflicts; Consents and Approvals), Section 4.03 (Subsidiaries; No Other Business), the fourth sentence of Section 4.07(a)(ii) (Assets — Real Property), Section 4.07(b)(ii) (Assets — Other Property — Title to Material Non-Real Estate Assets), Section 4.08 (Employee Benefit Plans), Section 4.09 (Labor and Employment Matters), Section 4.15 (Brokers), and Section 4.16 (Capital Structure) (collectively the “Specified Representations”), and (2) the breach of any covenant or other obligation contained in this Agreement or any other agreement, instrument or other document delivered in connection herewith, shall not, in the aggregate, exceed [***] of the Final Purchase Price and (ii) there shall be [***] on the liability of Sellers for any claims for Losses resulting from the breach of or inaccuracy in any of the representations or warranties set forth in Section 4.12 (Taxes) or from the breach of any of the covenants set forth in Section 6.03 (Tax Matters) or from the Surviving Credit Agreement Indemnities and related Losses, the Surface Use Agreement Losses or the BSEC 2007 Emissions Losses indemnified in Section 9.02(a)(iii).

(d)           Except for indemnification obligations related to (i) breaches of or inaccuracies in any of the Specified Representations or in any of the representations and warranties in Section 4.12 (Taxes), (ii) breaches of covenants or other obligations contained in this Agreement or any other agreement, instrument or other document delivered in connection herewith, and (iii) the Surviving Credit Agreement Indemnities and related Losses, the Surface Use Agreement Losses and the BSEC 2007 Emissions Losses indemnified in Section 9.02(a)(iii), none of which are subject to the following limitation in this Section 9.02(d), Sellers shall have no liability in respect of their indemnification obligations under Section 9.02(a), and there shall be no claim for indemnification asserted by Purchaser, until the aggregate amount of all Losses under Section 9.02(a) exceeds, on a cumulative basis, [***] (and then only to the extent of such excess).

(e)           In calculating any amount of Losses recoverable pursuant to Section 9.02(a) or 9.02(b), the amount of such Losses shall be reduced by (i) any recoverable insurance proceeds relating to such Loss, net of any related deductible and any expenses to obtain such proceeds, (ii) any prior or subsequent recoveries from third-parties pursuant to indemnification (or otherwise) with respect thereto, net of any expenses incurred by the Indemnified Party in obtaining such third-party payment, and (iii) the amount of any net Tax benefit actually realized from the incurrence or payment of such Losses.  The Parties shall treat any indemnification payment pursuant to this Article IX as an adjustment to the Final Purchase Price for all Tax purposes unless otherwise required by applicable Law.  The Indemnified Party shall use its commercially reasonable efforts to seek insurance recoveries in respect of losses to be indemnified hereunder.  If any insurance proceeds or other recoveries from third-parties or net Tax benefits are actually realized (in each case net of expenses of such recoveries) by an Indemnified Party subsequent to the receipt by such Indemnified Party of an indemnification payment hereunder in respect of the claims to which such insurance proceedings, third-party recoveries or net Tax benefits relate, appropriate refunds shall be made promptly to the Indemnifying Party regarding the amount of such indemnification payment.

(f)            Each Party shall have a duty to use commercially reasonable efforts to mitigate any Loss suffered by such Party in connection with this Agreement.

(g)           Sellers shall have no liability for any Losses that represent the cost of repair or replacement exceeding the reasonable cost of repair or replacement.

(h)           The remedies for environmental claims set forth in this Agreement shall be Purchaser’s sole and exclusive remedies and Purchaser expressly waive all other rights of recovery against Sellers under any Environmental Law including, but not limited to, the Comprehensive Environmental Response, Compensation and Liability Act and the Resource Conservation and Recovery Act.

(i)            This Article IX shall be the sole and exclusive remedy of the Parties hereto following the Closing for any Loss arising out of any misrepresentation or breach of the representations, warranties, covenants or agreements of the Parties contained in this Agreement.  In furtherance of the foregoing, each of the Parties hereto hereby waives, to the fullest extent permitted under applicable Law, any and all rights, claims and causes of action it may have against the other Parties hereto, arising under or based upon any Law, other than the right to seek indemnity pursuant to this Article IX, except in the case of intentional fraud.

Section 9.03           Right to Specific Performance; Certain Limitations.  Notwithstanding anything in this Agreement to the contrary:

(a)           Without limiting or waiving in any respect any rights or remedies of a Party under this Agreement now or hereafter existing at law in equity or by statute, each of the Parties hereto shall be entitled to specific performance of the obligations to be performed by the other Party in accordance with the provisions of this Agreement; and

(b)           Except as otherwise provided under the Seller Guaranty, no Representative, Affiliate of, or direct or indirect equity owner in, any Seller shall have any personal liability to Purchaser or any other Person as a result of the breach of any representation, warranty, covenant, agreement or obligation of Sellers in this Agreement, and no Representative, Affiliate of, or indirect equity owner in, Purchaser shall have any personal liability to any Seller or any other Person as a result of the breach of any representation, warranty, covenant, agreement or obligation of Purchaser in this Agreement; and

(c)           No Party shall be liable for special, punitive, exemplary, incidental, consequential or indirect damages, or lost profits or losses calculated by reference to any multiple of earnings before interest, tax, depreciation or amortization (or any other valuation methodology) whether based on contract, tort, strict liability, other Law or otherwise and whether or not arising from the other Party’s sole, joint or concurrent negligence, strict liability or other fault for any matter relating to this Agreement and the transactions contemplated hereby.

Section 9.04           Procedures for Indemnification.  Whenever a Claim shall arise for indemnification under Section 9.02, the Person entitled to indemnification (the “Indemnified Party”) shall promptly notify in writing the Party from which indemnification is sought (the “Indemnifying Party”) of such Claim and, when known, the facts constituting the basis of such Claim, provided that in the event of a Claim for indemnification resulting from or in connection with a Claim by a third party, the Indemnified Party shall give such written notice thereof to the Indemnifying Party not later than ten (10) Business Days prior to the time any response to the third party Claim is required, if possible, and in any event within fifteen (15) Business Days following receipt of notice thereof (provided, that failure to timely notify the Indemnifying Party shall not relieve the Indemnifying Party of any liability it may have to the Indemnified Party, except to the extent that the Indemnifying Party has been actually prejudiced by such failure).  Following receipt of notice of any such third party Claim, and unless counsel to the Indemnified Party shall have reasonably determined in good faith that the assumption of such defense by the Indemnifying Party would be inappropriate due to a conflict of interest, the Indemnifying Party shall have the option, at its cost and expense, to assume the defense of such matter and to retain counsel (not reasonably objected to by the Indemnified Party) to defend any such claim or legal proceeding, and the Indemnifying Party shall not be liable to the Indemnified Party for any fees of other counsel or any other expenses (except as expressly provided to the contrary herein) with respect to the defense of such Claim, other than reasonable fees and expenses of counsel employed by the Indemnified Party for any period during which the Indemnifying Party has not assumed the defense thereof.  The Indemnified Party shall have the option of joining the defense of such Claim (which shall be at the sole cost and expense of the Indemnified Party) with its own counsel and counsel for each Party shall, to the extent consistent with such counsel’s professional responsibilities, cooperate with the other Party and any counsel designated by that Party.  In effecting the settlement or compromise of, or consenting to the entry of any judgment with respect to, any such Claim, the Indemnifying Party, or the Indemnified Party, as the case may be, shall act in good faith, shall consult with the other Party and shall enter into only such settlement or compromise or consent to the entry of any judgment as the other Party shall consent, such consent not to be unreasonably withheld, conditioned or delayed.  An Indemnifying Party shall not be liable for any settlement, compromise or judgment not made in accordance with the preceding sentence.

ARTICLE X
MISCELLANEOUS

Section 10.01         Notices.  All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally to, or by nationally recognized overnight courier service, or mailed by registered or certified mail (return receipt requested) if and when received by, or sent via facsimile if and when received by, the Parties at the following addresses (or at such other address for a Party as shall be specified by like notice):

(a)	If to the Companies (prior to the Closing) or Sellers, to:

Calpine Corporation
717 Texas Avenue, Suite 1000
Houston, TX 77002
Attention: Chief Legal Officer
Facsimile: (713) 830-2001

with a copy to:

Calpine Corporation
4160 Dublin Blvd., Suite 100
Dublin, CA 94568

Attn: Vice President, Origination
Facsimile: (925) 479-9560

and with a copy to:

White & Case LLP
1155 Avenue of the Americas
New York, New York 10036
Attention: Michael S. Shenberg, Esq.
Facsimile: (212) 819-8535

(b)	If to Purchaser, to:

Public Service Company of Colorado
414 Nicollet Mall, 7th Floor
Minneapolis, MN 55401-1927
Attention: Paras M. Shah, Director,
Business Development
Facsimile: (612) 215-4575

with a copy to:

Public Service Company of Colorado
414 Nicollet Mall
Minneapolis, MN 55401-1927
Attention: Michael C. Connelly,
Vice President and
General Counsel
Facsimile: (612) 215-9025

Section 10.02         Headings.  The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 10.03         Assignment.  This Agreement (including the documents and instruments referred to herein) shall not be assigned by operation of Law or otherwise.

Section 10.04         Supplements to Schedules.  With respect to matters arising from circumstances first occurring after the date of this Agreement or as to which a Party first acquires knowledge after the date of this Agreement, Sellers and Purchaser shall have the right to make any changes or additions to the Schedules (such changes or additions being referred to as “Supplemental Disclosure”) that may be necessary to correct any matter that would otherwise constitute a breach of any representation or warranty in this Agreement.  Sellers agree to advise Purchaser promptly in writing of any matter or occurrence of which either of the Sellers has or obtains knowledge, and Purchaser agrees to advise each of the Sellers promptly in writing of any matter of which Purchaser has or obtains knowledge, that, in either case, would reasonably be expected to constitute a breach by such Party of any representation, warranty or covenant contained in this Agreement.  Any Supplemental Disclosure shall be deemed not to have been disclosed for the purposes of determining whether or not the conditions to Closing set forth in Section 7.02 or Section 7.03, as applicable, have been satisfied and, if the Closing occurs, shall not be deemed to have cured any breach of any representation, warranty, covenant or agreement relating to the matter set forth in the Supplemental Disclosure for the purposes of indemnification pursuant to Article IX; provided, however, that any Supplemental Disclosure by Purchaser in respect of its representation and warranty in Section 5.09 (a) shall be deemed to have cured any breach by Purchaser of such representation and warranty that, but for such disclosure, would have otherwise existed, but (b) for the purposes of indemnification pursuant to Article IX, shall not be deemed to have cured any breach by Sellers of any of their representations and warranties so disclosed by Purchaser under Section 5.09.

Section 10.05         Governing Law; Jurisdiction; Waiver of Jury Trial.  This Agreement shall be governed by and construed in accordance with the laws of the State of New York, applicable to agreements made and to be performed entirely within such State, without regard to the conflict of laws principles thereof.  Any disputes or claims arising out of or in connection with this Agreement and the transactions contemplated or documents required hereby shall be submitted to the exclusive jurisdiction of the courts of the State of New York and the federal courts of the United States of America located in the State of New York, County of New York, and appropriate appellate courts therefrom.  Each of the Parties hereto acknowledges and agrees that any controversy which may arise under this Agreement is likely to involve complicated and difficult issues, and therefore each such Party hereby irrevocably and unconditionally waives any right such Party may have to a trial by jury in respect of any litigation directly or indirectly arising or relating to this Agreement or the transactions contemplated by this Agreement.  The Parties hereby irrevocably waive, to the fullest extent permitted by applicable Law, any objection which they may now or hereafter have to the laying of venue of any dispute arising out of or relating to this Agreement or any of the transactions contemplated hereby brought in such court or any defense of inconvenient forum for the maintenance of such dispute.  Each of the Parties hereto agrees that a judgment in any such dispute may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.  This consent to jurisdiction is being given solely for purposes of this Agreement and the transactions contemplated hereunder, and is not intended to, and shall not, confer consent to jurisdiction with respect to any other dispute in which a Party to this Agreement may become involved.  Each of the Parties hereto hereby consents to process being served by any Party to this Agreement in any suit, action, or proceeding of the nature specified in this Section 10.05 by the mailing of a copy thereof in the manner specified by the provisions of Section 10.01.

Section 10.06         Counterparts.  This Agreement may be executed in two (2) or more counterparts, and by facsimile, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement.

Section 10.07         Amendments.  This Agreement may not be amended, waived or modified except by an instrument in writing signed on behalf of Purchaser and each Seller.

Section 10.08         Entire Agreement.  This Agreement and the Confidentiality and Non-Disclosure Agreement constitute the entire agreement between the Parties with respect to the subject matter hereof and supersede all prior agreements, understandings and negotiations, both written and oral, between the Parties with respect to the subject matter of this Agreement.  No representation, inducement, promise, understanding, condition or warranty not set forth herein has been made or relied upon by any Party.  Neither this Agreement nor any provision hereof is intended to confer upon any person other than the Parties hereto any rights or remedies hereunder except as expressly provided otherwise in Section 6.01(b) and Article IX.

Section 10.09         Severability.  If any term or other provision of this Agreement is invalid, illegal, or incapable of being enforced by any rule of applicable Law, or public policy, then such term or provision shall be severed from the remaining terms and provisions of this Agreement, and such remaining terms and provisions shall nevertheless remain in full force and effect.

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IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

SELLERS:			PURCHASER:

CALPINE DEVELOPMENT HOLDINGS, INC.			PUBLIC SERVICE COMPANY OF COLORADO

By:	/s/ Jack A. Fusco		By:	/s/ David M. Sparby
	Name:	Jack A. Fusco		Name: David M. Sparby
	Title:	President		Title: Vice President and Chief Financial Officer

RIVERSIDE ENERGY CENTER, LLC

By:	/s/ Jack A. Fusco
	Name:	Jack A. Fusco
	Title:	President